Brookfield

Interim Report Q1 2013

AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31	2013	2012
PER FULLY DILUTED SHARE
Net income	$0.51	$0.60
Funds from operations[1]	1.03	0.77
Market trading price – NYSE	36.49	36.65

TOTAL (MILLIONS)
Total assets under management	$184,391	$181,400
Consolidated balance sheet assets	110,550	108,862
Consolidated results
Revenues	4,951	4,039
Net income	697	722
Funds from operations[1]	1,346	879
For Brookfield equity
Net income	360	416
Funds from operations[1]	689	515
Diluted number of common shares outstanding	655	658

1.	See “Segment Operating and Performance Measures” on page 18

Q1 2013 INTERIM REPORT  1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

Financial results for the quarter were strong with cash flow (“FFO”) of $689 million compared with $515 million last year. This increase was generally across all of our operations but was led by asset management fees which increased approximately 30% based on expanded mandates and capital under management in virtually all of our operations. Other contributors were strong retail sales, continued growth in North America’s housing related businesses, better pricing in our renewable power business and strong contributions from most of our infrastructure businesses.

Business conditions are good and financing markets remain strong as we continue to utilize the global market reflation to extend maturities, and sell non-strategic assets to restock our liquidity after major investments of capital between 2009 and 2012. During the quarter, we sold non-core securities for approximately $750 million of proceeds and real estate properties generating approximately $500 million. We are continuing this program in all of our operations given that markets are strong.

We expect Real Assets to continue to emerge as an even more compelling investment alternative, as they offer attractive current yields, stable bond-like cash flows, tangible growth, and hedges against future inflation. In a slowly improving economic climate in which the opportunity to invest in sustainable cash flows offering meaningful current yield is rare, we believe Real Assets are an exceptional investment.

Market Environment

The global economic recovery continued to advance in the first quarter of 2013, albeit at an uneven pace, with regional variations in growth and investor sentiment. Within the U.S., the continued recovery of the housing market is helping to sustain overall economic growth, despite reductions in government spending, higher payroll taxes and moderate employment growth. Importantly, while the impact of fiscal policy will dampen short-term economic growth and is likely to reduce full year GDP growth by 1.0 to 1.5 percentage points, the economy is still expected to grow by at least 2.0% in 2013.

As a result, we expect the current slow growth, low rate environment to persist, accompanied by unprecedented central bank liquidity and the lack of catalysts for a more robust economic recovery. In this environment, we believe demand for income-producing asset classes with upside growth potential will continue to accelerate, as investors seek the unique combination of yield, stability and growth offered by these opportunities.

Housing starts in the U.S. surprised to the upside during the first quarter, rising 47% year-over-year to an annualized rate of approximately 1 million units. Moreover, unsold home inventories dropped below pre-crisis levels, suggesting that homebuilders will need to increase starts significantly to prevent inventories from falling further. We expect the housing rebound will have strong spillover effects for both consumer spending and business confidence, and bodes well for all of our housing related businesses.

U.S. stock markets ended the quarter at record highs, with the S&P 500 index rising by 10%. Given ongoing turmoil in Europe and moderating growth in China, the improving economic outlook in the U.S. has been viewed favourably by investors. We anticipate that increasing consumer wealth driven by strong stock market performance will provide a further catalyst for confidence and economic growth, which will lead to solid growth in our U.S. operations.

Operations

Overall assets under management increased to approximately $185 billion with capital in managed entities increasing to $84 billion. The distribution is currently as follows:

(BILLIONS)	Total Assets Under Management	Managed Equity Capital
Property	$103	$36
Renewable Power	20	11
Infrastructure	28	18
Private equity and other assets	33	19

	$184	$84

On April 15, we distributed almost a billion dollars’ worth of shares of Brookfield Property Partners (BPY) to you. We hope you will either keep them and benefit over the years with us, or sell them and enjoy a special cash dividend this year. We now own approximately 92% of BPY and intend to continue to build BPY into one of the great property businesses in the world. As that happens, our ownership will eventually be less than the current ownership level, but for the time being the businesses within BPY are doing well, and the organic growth within the company can more than sustain the current dividend payout and generate good growth in the future.

2    BROOKFIELD ASSET MANAGEMENT

Our asset management operations generated fee revenues of $123 million this quarter as compared to $95 million last year, representing an increase of nearly 30%. On a run rate basis, this number is $555 million annually from current assets under management excluding carried interests, and with expected closings of funds, this should increase to an annualized rate of more than $600 million by year end.

Accrued carried interests that have not yet been recorded in our financial results increased by $35 million to $724 million on a cumulative basis. Furthermore, we have more than $5 billion in capital commitments from clients that is available for future investment.

Our construction and property services operations performed on plan with cash flow of $28 million during the quarter compared with $12 million last year. The operations continue to secure work as the global economy recovers. In particular, we are seeing this in Australia, the Middle East, India and Canada. Overall 2013 should be a good year, coming off the best results ever recorded in this business in 2012.

Brookfield Property Partners

Operating results for the quarter were good, led by a 19% increase in FFO from our retail operations. This was as a result of a 6% growth in sales of tenants in our malls and lower costs and interest expense. In our office business, results were stable with no major surprises. Rental rates in Canada are currently at all-time highs, Australia is good, and the U.S. is starting to see recovery. Our industrial and multi-family operations performed according to plan.

Our retail businesses remain internally focused on leasing and margin improvement. We continue to sell non-core assets and rework the portfolio acquired largely in 2009. With respect to office leasing, the markets have turned much more positive, particularly in the United States. During the quarter, we sold three non-core properties and acquired a nine building office complex of 1 million square feet of space in suburban Los Angeles.

In February we closed on the acquisition of 19 multi-family properties with approximately 5,000 units for $400 million gross value, and an investment of ±$100 million of equity from our Opportunity Fund. Our multi-family business now owns over 20,000 units, manages close to 52,000 units, and has 3,600 units currently under construction.

After the quarter, we also agreed to acquire a Los Angeles-based REIT through the formation of a new Brookfield-sponsored fund. The proposed transaction will combine these new assets with our existing downtown Los Angeles portfolio in a new fund. Brookfield Office’s contribution will total approximately $550 million, which consists of equity of its existing assets of $410 million as well as an additional investment of $140 million. We raised $600 million of institutional partner capital for this transaction. Brookfield Office will manage the fund following the closing and will own approximately 47% of this new fund.

During the quarter, we financed a total of $3 billion of property debt. This included $1.4 billion of non-recourse mortgages with a fixed rate coupon of 3.6% for an average life of over 11.6 years in our retail business. The cash on these transactions was largely used to repay debt. The interest savings is approximately $21 million annually, demonstrating the value that can be created in this environment on real assets.

Brookfield Infrastructure Partners

Activity in our infrastructure business continued at very high levels as we integrate our newly acquired operations, execute our capital recycling program and restock our investment pipeline. Brookfield Infrastructure issued $300 million of units subsequent to quarter end with us acquiring our pro-rata interest. This helped re-stock liquidity for what is expected to be another strong year for investments.

Our operations continue to perform well. From an operational perspective, the most significant event that took place in the first quarter was the commencement of the final take-or-pay volumes that came on-line in early March related to the expansions on our rail system. These contracts are now generating incremental cash flows of approximately $150 million on a full year run-rate basis.

Construction of our Texas transmission system is currently at its peak as we are now active on all three segments. Foundations for 86% of the system’s towers are in place and 56% of the transmission towers have been erected. Electrical wires have been erected over 76 of the system’s 376 mile path and 30% of the total cable is now in place.

The first quarter was very active on the financing front as we refinanced over $2 billion of short-term debt for our Australian railroad and UK regulated distribution business, both on very attractive terms. As a result, we extended the average term of the consolidated debt from six to eight years in our overall infrastructure business.

We secured $1.3 billion of non-recourse financing at Brookfield Rail, consisting of $600 million of bank debt and $700 million of U.S. private placement notes. These financings were swapped back to Australian dollars, resulting in a 6.2% weighted average cost of debt and a seven year average term. The proceeds were used to repay the $900 million bank facility and the balance was repatriated to Brookfield Infrastructure.

We also refinanced the Brookfield Utilities UK bridge facility that was put in place for the acquisition and recapitalization of our largest competitor. We raised £600 million of U.S. private placement debt with an average term of 13 years and a weighted average Sterling rate of 4.4%.

Q1 2013 INTERIM REPORT  3

Brookfield Renewable Energy Partners

We view the current environment as very favourable to invest capital and increase our exposure to rising energy prices. The backdrop of tighter gas and power markets, continued demand for renewables, and economic recovery in the U.S. will be an important driver of value over the next several years. In that regard, we have made three significant acquisitions over the last few quarters, in Tennessee and Maine, which add meaningful capacity to our portfolio at the bottom of the price cycle and should provide strong upside in the future.

Hydrology was vastly improved from the levels experienced in much of 2012, with long-term average conditions returning across most of the portfolio. While still early in the year, our first quarter results reflected much stronger performance which was welcome given the last few quarters. The Tennessee assets have been seamlessly integrated into our platform, and have been generating at above-average levels in their first full quarter under our ownership.

As a result, first quarter generation totalled was 5,490 gigawatt hours versus plan of 5,045 gigawatt hours. This is primarily due to strong inflows in Tennessee and Quebec, which more than offset weaker hydrology in New York and Louisiana. First quarter revenues were $412 million versus $363 million last year. As of today, reservoirs are in line with their long-term average levels.

Our power marketing operations were on plan although they continue to drag our short-term results due to low prices in North America. Prices in both Brazil and the northeast U.S. have shown considerable strength recently as cooler weather in the northeast drove up gas usage, and low water levels in Brazil increased prices in that market.

During the quarter we acquired 360 megawatts of hydroelectric plants in New England from a U.S. utility company. This portfolio consisted of 19 generating stations and eight upstream storage reservoirs in Maine. We also completed the acquisition of a small public company with a wind facility next to one of our facilities in California. Our equity investment for this was $170 million. The acquired operating portfolio is performing as expected, and we are reviewing the development pipeline. We also completed the purchase of the other 50% of our 83 megawatt Powell River Energy portfolio located in British Columbia. We have been partners in this portfolio with a forest products company since 2001 and continue to sell electricity from the facility to them under an existing power purchase agreement.

We completed over $1 billion of capital markets transactions during the quarter for both hydro and wind assets, locking in low rates and increasing the duration of our existing loans. On acquisition of our Maine hydro portfolio we restructured $700 million of sub-investment grade debt with numerous institutional lenders. We deleveraged the portfolio without incurring substantial breakage costs, and have recapitalized the portfolio with $350 million of non-recourse debt and $420 million of equity.

In addition, we completed an 18-year, C$450 million refinancing of our 166 megawatt wind farm in Ontario with an all-in coupon rate of 5.1%. We also completed the refinancing of another 51 megawatt Ontario wind facility for $130 million of 18-year non-recourse debt at 5.0%. These two financings generated net equity proceeds of C$170 million to Brookfield Renewable after repayment of existing loans.

Brookfield Capital Partners

Our private equity operating businesses had a great start to 2013 and look like they will have an excellent year. Most of our current investments revolve around our theme over the past five years which was to invest capital into businesses which would ultimately benefit from the U.S. housing recovery.

OSB prices and volumes have been very strong as the U.S. housing industry recovers – prices are up 100% over the prior year, and as a result the combined EBITDA of Norbord and Ainsworth increased to approximately $170 million, a five-fold increase over the prior year’s quarter.

During the quarter, we converted our warrants of Norbord into additional shares in the company with a value of $300 million. We sold approximately $100 million of these shares during the quarter, and currently own a 53% interest of the company valued at approximately $1 billion.

Our investment in our North American land development and homebuilding company now trades at a value of approximately $2 billion, up over 100% in the last year. Results are good as housing momentum builds in the U.S. Furthermore, as Brookfield Residential owns substantial amounts of land, profits in the short term do not come close to showing the value increase in our land values. These values will eventually result in increased net profit as the land is built out, but more importantly today has resulted in a substantial increase in the underlying net asset value of the company.

Ownership Strategy and Access to Liquidity as a Competitive Advantage

Brookfield owns and operates on your behalf, “real” or “hard” assets that generate tangible cash flows on an annual basis. We acquire these types of assets because we also believe that the cash they generate will increase over time, and this will result in higher values for the assets we own.

The assets backing our balance sheet include interests in:

•	140 office properties with approximately 105 million sq. ft. of office space;

•	180 retail shopping malls with approximately 160 million sq. ft. of retail space;

4    BROOKFIELD ASSET MANAGEMENT

•	200 renewable power facilities with 5,700 megawatts of capacity

•	32,000 kilometres of electricity transmission lines, natural gas pipelines, railroad tracks and toll-roads; and

•	30 port facilities, including the largest metallurgical coal shipping facility in the world.

We have been successful in acquiring many of these high-quality assets on a value basis at times when others were exiting the market. We have been able to do this because we have structured our company to be able to access capital when others have no such opportunity. While our financial structure can take more time to explain, it is the pivotal reason for our success, both through good and more difficult economic periods.

A prime example of the strength of our financial model is how our company thrived during the most recent credit crisis. It is during this period of dislocation that we were able to acquire our interest in General Growth Properties and our position in Prime Infrastructure, dramatically increasing our ownership of world class property and infrastructure assets. Our financial position and the strong support of the financial community enabled us to seize these opportunities when others were unable to do so.

The assets that we want to own generally require a significant amount of capital to acquire. For that reason, most of our assets are held in private funds, publicly-listed partnerships or joint ventures. Of the approximately $185 billion in assets we currently manage, most are held with our partners. This ownership strategy has the advantage of spreading our risk and ensuring the most efficient use of our capital. In addition, we generally finance most of our assets with investment grade debt which is recourse only to a specific asset. This conservative financing strategy further enables us to reduce our risk.

We generate a significant amount of annual sustainable cash flow from our assets. This is largely driven by the nature of the assets that we acquire. For example, many of our real property assets consist of Class A office buildings in central business districts. We tend to lease space in these buildings on a long-term basis to highly rated tenants. In addition, many of our infrastructure assets provide us with a regulated cash flow which is generally inflation-protected.

This cash flow is further enhanced by our ability to generate additional cash through increased non-recourse financing on assets as they increase in value or through the sales of partial or 100% interests in our assets.

Alignment of Interests

We made a strategic decision 15 years ago to restructure our organization in a manner that provided us with a competitive advantage in raising capital for investing in real assets.

We have now completed the reorganization of Brookfield and in the process have created one of the largest global real asset managers for investors who wish to benefit from our investment and operating capabilities. We have established a number of listed and private funds that invest in real assets on behalf of our client investors and us. This provides us with both access to sources of long-term capital, and increasing streams of asset management revenues.

We believe Brookfield’s corporate structure is among our most valuable competitive advantages and it is often the difference between making it possible for us to acquire valuable assets and not.

We continue to work to streamline our operations into our three large scale publicly-listed flagship companies1 for stock market investors seeking immediate liquidity, and three major private funds2 for institutional clients that do not have the same liquidity requirements.

Our three flagship public entities are now listed on the New York and/or Toronto stock exchanges and we are receiving significant commitments to our private funds from institutional investors. We devoted a great deal of effort to ensuring that the fees from our public and private entities work to the benefit of all investors, and the thinking behind that alignment is simple:

•

The fees we receive for investing capital in our public entities will only rise if all investors benefit, due to an increase in the cash distributions from the partnership or an increase in the value of the units. If the public entity performs poorly, our fees suffer, as does our substantial investment in the partnership.

•

The bulk of the fees we receive from our private funds are performance related, which is known as a carried interest, and we only get paid that if there are profits after all the investments have been monetized and a fund is wound down.

•	We are consistently the single largest investor in all of our public entities and funds, so we eat our own cooking.

Lastly, current and former management collectively own almost 20% of Brookfield, accumulated over the past 40 years. Most of us invest more in Brookfield shares each year, and this is a large portion of our net worth. Few management groups have so closely aligned themselves with their shareholders’ interests, and we are proud of this.

IFRS Accounting Standards

As a Canadian corporation, we are required to follow and comply with International Financial Reporting Standards (“IFRS”). IFRS accounting reflects both the cash generated from our operations as well as the gains or losses which are created from the revaluation of most of our assets. This results in a calculation of net income that more closely reflects the economic reality

1.	Brookfield Infrastructure Partners, Brookfield Renewable Energy Partners and Brookfield Property Partners
2.	Infrastructure, Property and Private Equity

Q1 2013 INTERIM REPORT  5

and the value produced. This is a similar calculation to “owner’s earnings” which other like investors use, and comparable to “economic net income” which private equity managers include in their reporting.

We make a point of reporting separately to you the funds generated from operations so that you can assess how much of our operating performance is reflected in current period cash generating activity and how much is through changes in the value of our assets. For reference, given the types of investments we own, usually around 50% of the return comes from annual cash flows, and the balance comes from the underlying appreciation of value in the assets.

A pivotal fact of our business that may be missed in an analysis of Brookfield is that these increases in value can usually be monetized into cash. This can take the form of sales of assets directly, such as our periodic sale of office buildings, or indirectly, by selling interests in the entities that own these assets, similar to our recent sale of units in Brookfield Renewable Energy Partners.

Our accounting methodology is dictated by accounting principles. How we own these assets determines how they are accounted for in our financial statements. For example, if we have full control of the asset, they are consolidated in our statements, whereas assets that are not fully controlled are typically accounted for on an equity-accounted basis, carried at fair value, or on a cost basis depending on the nature of the asset. How we account for the assets is not discretionary.

Interest Rates

We are often asked for our view on where interest rates are going. As we have stated before, we claim no unique insight on monetary policy but it is clear to us that with interest rates at historic lows, the cost of borrowing will rise at some point in the future, as there is little room to go down. Assuming that the U.S. does not follow a similar path as Japan, there is therefore a greater chance that rates will increase, and hence our goal is to protect our organization as much as possible against this risk.

We believe that we are well positioned for the time when borrowing costs return to higher levels. This is because we have and continue to use our access to global credit markets to lock in much of our debt at extremely attractive medium and long-term rates. In addition, our business model is to own high quality real assets that tend to increase in value at a rate that exceeds inflation. And, as many of our real assets generate cash from leases and contracts that feature inflation protection, we are further protected this way.

While we are far from immune from the impact of global economic trends, we believe we will continue to prosper even when interest rates move upward, as they inevitably will.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

May 9, 2013

6    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the Interim fiscal period ended March 31, 2013. This MD&A should be read in conjunction with our 2012 Annual Report. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2012 Annual Report and Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A

Our Interim MD&A is structured as follows:

PART 1 – Overview and Outlook
Our Business	8
Economic and Market Review and Outlook	9
PART 2 – Financial Performance Review
Selected Financial Information	10
Financial Profile	14
Corporate Dividends	17

PART 3 – Business Segment Results
Basis of Presentation	18
Results by Business Segment	19
Asset Management and Other Services	21
Property	24
Renewable Power	28
Infrastructure	31
Private Equity and Residential	32

PART 4 – Capitalization and Liquidity
Capitalization	34
Liquidity	37
PART 5 – Additional Information
Accounting Policies and Internal Controls	40
Management Representations and Internal Controls	42

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 19 to 21 of our Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 43.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to this most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q1 2013 INTERIM REPORT  7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $180 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

Our business model is simple: utilize our global reach to identify and acquire high-quality real assets at favourable valuations, finance them on a long-term basis, and enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns for the benefit of our clients and shareholders.

We have a range of public and private investment products and services which allow investees and clients to benefit from our expertise and experience by investing alongside us. These include entities that are listed on major stock exchanges as well as private funds that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

Our strategy includes having a flagship listed entity within each of our property, renewable power and infrastructure segments, which will serve as the primary vehicles through which we will invest in each respective segment. As well as owning assets directly, these entities serve as the cornerstone investors in our institutional private funds, alongside capital committed by institutional investors. Following the recent launch of Brookfield Property Partners L.P. (“BPY”), we now provide investors access to our real asset platforms through three flagship listed entities which deliver income, growth and a portfolio of strongly performing private equity funds. BPY has a $10 billion market capitalization, based on initial trading, and owns the vast majority of our commercial property operations directly, or through its commitments to our institutional private funds. BPY joins our two other large market capitalization, high dividend yield and growth entities, Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Renewable Energy Partners L.P. (“BREP”), which since their inceptions, have delivered annual compound returns in excess of 15% and have a combined market capitalization of over $26 billion.

This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Given the nature of our investment strategies, we do not currently envisage the formation of a listed entity within our private equity operations; however we are giving consideration to forming a listed entity that will invest in our timber and agricultural resource operations.

The following chart illustrates the strategy behind our organization structure:

1.	Launched through a special distribution to Brookfield shareholders on April 15, 2013
2.	Includes our interests in Brookfield Office Properties and General Growth Properties
3.	Privately held
4.	Includes our interests in Brookfield Residential Properties Inc., Brookfield Incorporações S.A., Norbord Inc., and Western Forest Products Inc.

8    BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at April 29, 2013)

The global economic recovery continued to advance in the first quarter of 2013, albeit at an uneven pace, with regional variations in growth and investor sentiment. The potential revitalization of the Japanese economy provided a meaningful catalyst for local market performance, while the U.S. benefited from positive fund flows and further indications of economic stabilization. However, the Eurozone fiscal situation remained volatile, as subdued levels of growth and renewed sovereign concerns challenged the path forward. Within this context, central bank activity remained accommodative and liquidity continued to expand, which we believe will provide support for continued investment activity and favorable capital market performance.

Fiscal and monetary policy announcements in Japan served as a major driver of market sentiment in the quarter. Early in the year, newly-elected Prime Minister Shinzo Abe proposed a three-fold initiative to stimulate growth and break the cycle of deflation, including a significant increase in government spending, quantitative easing of monetary policy and structural improvements in the Japanese economy. Accordingly, the Bank of Japan announced a $1.4 trillion asset purchase program in early April, which would nearly double the domestic monetary base by the end of 2014 and support an inflation target of 2.0%. In response to these commitments, the Japanese equity market rallied nearly 30% through mid-April, as confidence intensified and exports surged on the back of a weakened Yen. Anticipation of buying activity by the Bank of Japan has also led to increased demand for sovereign debt across the globe, providing support for several troubled sovereign markets, including Italy and Spain, and leading to lower risk free interest rates in the U.S. Accordingly, while the long-term success of the announced programs remains to be determined, short-term results have been impressive and have provided an important catalyst to global capital markets.

Within the U.S., the continued recovery of the housing market is helping to sustain overall economic growth, despite reductions in government spending, higher payroll taxes and moderate employment growth. Importantly, while the impact of fiscal policy will dampen short-term economic growth and is likely to reduce full year GDP growth by 1.0 to 1.5 percentage points, the economy is still expected to grow by 2.0% in 2013. Housing starts surprised to the upside during the first quarter, rising 36% year-over-year to an annualised rate of approximately 969,000 units. Moreover, unsold home inventories dropped below pre-crisis levels, suggesting that homebuilders will need to increase starts significantly to prevent inventories from falling further. We expect the housing rebound, which has already had a meaningful impact on a number of housing related industries, to also have strong spillover effects for both consumer spending and business confidence. Additionally, U.S. stock markets ended the quarter at record highs, with the S&P 500 index rising by 10%. Given ongoing turmoil in Europe and slowing growth in China, the improving economic outlook in the U.S. has been viewed favorably by investors and has led to meaningful fund flow activity since the beginning of the year. We anticipate that increasing consumer wealth driven by strong stock market performance will provide a further catalyst for confidence and economic growth.

Conversely, within Europe, events in Italy and Cyprus dominated headlines in the first quarter, serving as a reminder of the political and economic challenges that continue to face policymakers. Early in the period, Italian elections resulted in a hung parliament and the resurgence of anti-austerity sentiment, raising concern over the health of the fragile national economy. As the quarter drew to a close, the Cypriot financial system faced imminent collapse, requiring an emergency €10 billion bank bailout. In an unprecedented move, the bailout was tied to mandated financial reform measures which would place a significant tax on uninsured deposit balances over €100,000. As fear spread that such reform measures would become a standard component of future bailout packages and as the Eurozone economy continued to contract, investor sentiment waned once again. Looking ahead, we expect fiscal consolidation, private sector de-leveraging and political uncertainty to weigh on Eurozone growth for the foreseeable future.

Across the rest of the globe, in key markets such as Canada, Australia and Brazil, economic trends continued along trajectories witnessed in prior quarters. As such, we expect the current slow growth, low rate environment to persist, driven by unprecedented central bank liquidity and the lack of catalysts for a more robust economic recovery. In this environment, we believe demand for income-producing asset classes with upside growth potential will continue to accelerate, as investors seek the unique combination of yield, stability and growth offered by these opportunities. In particular, we expect Real Assets to continue their emergence as a compelling investment option, offering attractive current yields, stable bond-like cash flows, tangible drivers of growth and an important hedge against future inflation. In a slowly improving economic climate in which the opportunity to invest in sustainable cash flows offering meaningful current yield is rare, we believe Real Assets provide an attractive alternative.

Q1 2013 INTERIM REPORT  9

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013	2012	Change
CONDENSED STATEMENT OF OPERATIONS
Revenues	$4,951	$4,039	$912
Direct costs	(3,420)	(2,864)	(556)

Equity accounted income	266	388	(122)
Expenses
Interest	(655)	(655)	–
Corporate costs	(44)	(42)	(2)
Valuation items
Fair value changes	61	343	(282)
Depreciation and amortization	(365)	(297)	(68)
Income taxes	(97)	(190)	93

Net income	697	722	(25)
Non-controlling interests	(337)	(306)	(31)

Net income attributable to shareholders	$360	$416	$(56)

Net income per share	$0.51	$0.60	$(0.09)

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)
BALANCE SHEET INFORMATION
Consolidated assets	$110,550	$108,862	$1,688
Borrowings and other long-term financial liabilities	53,098	51,887	1,211
Equity	44,982	44,338	644

Overview

Consolidated net income for the first quarter of 2013 was $697 million, 3% lower than the $722 million reported in same quarter in the prior year. Net income attributable to shareholders was $360 million or $0.51 per share, compared to $416 million, $0.60 per share, in the prior year. The results reflect substantial increases in the contribution from housing related businesses within our private equity operations and an increased contribution from asset management and other service activities. We also benefitted from improved pricing in our renewable power operations, recent capital expansion projects in our infrastructure operations, and favorable rental growth in our office and retail portfolios, all of which are reflected in the increase in the amount of revenues less direct costs. The 2013 results reflect a lower level of fair value gains in 2013 compared to 2012, however, which led to an overall decline in net income.

Net income for shareholders declined by a greater amount than consolidated net income because a larger portion of the increase in operating results accrued to non-controlling interests in consolidated entities, compared to the decrease in fair value changes and equity accounted income, which accrued more to Brookfield shareholders.

Increased housing activity in the U.S. led to higher prices and volumes at panel board and lumber operations owned within our private equity operations, resulting in an increase from these operations of nearly $70 million in net income for shareholders prior to interest expense, income taxes and depreciation.

Results from our renewable power assets reflected higher prices for sale of uncontracted power, particularly in the Northeast United States. These results also included the contribution in the quarter from newly acquired assets, which was offset by a return to long-term average generation from the higher than average generation levels experienced in 2012 across the portfolio and particularly at assets in higher priced regions.

Our infrastructure business recorded contributions from several acquisitions and capital expansion projects completed since the beginning of 2012, notably the expansion of our Western Australian rail lines.

Our property operations benefited from the positive contribution of acquired assets within our opportunistic and real estate finance businesses subsequent to the first quarter of last year, as well as a 2.4% increase in same store rents in our office and retail operations.

10    BROOKFIELD ASSET MANAGEMENT

We recorded $170 million of equity accounted income from our investment in General Growth Properties (“GGP”), a decrease of $140 million from the $310 million recognized in the prior year. Our proportionate share of GGP’s IFRS valuation gains was $85 million in the current quarter, compared to $262 million in the first quarter of 2012, which resulted in a $177 million decrease in equity accounted income.

Interest expense was relatively unchanged as the interest on debt financing associated with acquisitions was offset by the favourable impact of refinancing existing borrowings on the current low interest rate environment.

We recorded a lower level of fair value changes relative to the 2012 quarter, reflecting a reduced level of appraisal gains on office and retail properties as well as negative mark to markets on interest rate, power sales contracts. We incurred additional depreciation in respect of acquired assets, which reduced their contribution to net income.

The relevant average exchange rates that impact our business are shown in the following table:

	Quarter-end Spot Rate			Average Rate
	2013	2012	Change	2013	2012	Change
Australian dollar	1.0418	1.0395	0.2%	1.0391	1.0558	(1.6%)
Brazilian real	2.0220	2.0435	(1.1%)	1.9972	1.7672	13.0%
Canadian dollar	0.9827	1.0079	(2.5%)	0.9925	0.9989	(0.6%)

Statement of Operations

The following section describes the key variances in the condensed statement of operations for the three months ended March 31, 2013 and 2012:

Revenues and Direct Costs

The following table presents consolidated revenues and direct costs disaggregated into our business segments in order to facilitate a review of year-over-year variances:

	Revenues			Direct Costs
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	Change	2013	2012	Change
Asset management and other services	$1,052	$916	$136	$963	$866	$97
Property	1,119	802	317	572	301	271
Renewable power	412	363	49	130	109	21
Infrastructure	651	482	169	335	255	80
Private equity and residential	1,664	1,419	245	1,384	1,280	104
Corporate/unallocated	57	80	(23)	14	27	(13)
Eliminations and adjustments[1]	(4)	(23)	19	22	26	(4)

Total consolidated revenues	$4,951	$4,039	$912	$3,420	$2,864	$556

1.	Adjustment to eliminate base management fees and interest income earned on/from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

Asset management and other services revenues and direct costs increased by $136 million and $97 million respectively. This includes an additional $134 million of revenues and $118 million of associated costs incurred in our construction operations, primarily reflecting an increase in the number and scale of projects under construction in Australia.

Our property operations benefitted from a 2.4% increase in same share office rents and the contribution from acquired and developed assets, with revenues increasing by $317 million to $1.1 billion. This includes $238 million of revenues from a resort property acquired in April 2012 and $57 million of revenue generated from a hotel and office property portfolio in Australia, which was acquired in December 2012. Included in direct costs were $221 million related to the acquisitions.

Renewable power generation revenues increased by 13%. Higher prices for generation in the Northeast United States contributed to a $25 million increase in revenues from pricing variances. The contribution from acquired and commissioned facilities was largely offset by higher than average generation levels, particularly in higher priced regions in the prior year. Direct costs correspondingly increased by 19%.

Infrastructure revenues increased by $169 million as a result of the contribution from acquisitions during the prior year, as well as the completion of expansion projects and higher volumes and pricing in our timber operations. These amounts were partially offset by $80 million of additional costs incurred associated with the new assets and increased volumes.

Our private equity and residential segment continued to benefit from the ongoing U.S. housing recovery, principally due to the impact of higher prices and increased volumes in our panelboard operations. This has given rise to a significant increase in the contribution from these operations. We also recorded increased sales volumes in our North American residential operations.

Q1 2013 INTERIM REPORT  11

Equity Accounted Income

Equity accounted earnings represent our share of the net income reported by equity accounted investments.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	Change
General Growth Properties	$170	$310	$(140)
Other property operations	71	69	2
Infrastructure operations	10	1	9
Other	15	8	7

	$266	$388	$(122)

Equity accounted income decreased by $122 million primarily due to a lower contribution from GGP in the current quarter. Our share of fair value gains recorded by GGP declined to $85 million from $262 million in the 2012 quarter, representing a decrease of $177 million, which more than offset an increase in net operating income from its retail portfolio.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	Change
Corporate borrowings	$50	$51	$(1)
Non-recourse borrowings
Property-specific mortgages	472	492	(20)
Subsidiary borrowings	119	89	30
Capital securities	14	23	(9)

	$655	$655	$–

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates generally have minimal short-term impact on our cash flows.

Interest expense on non-recourse borrowing was consistent in aggregate as the increase from debt assumed on acquired assets was offset by the refinancing of existed debt at lower rates and the impact of foreign exchange rates.

The increase in subsidiary borrowings reflects the issuance of long-term debt within listed managed issuers and our North American residential business.

We redeemed $506 million of capital securities during 2012, decreasing the associated carrying changes, with the proceeds from the issuance of preferred share equity.

Fair Value Changes

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	Change
Investment property	$203	$416	$(213)
Canary Wharf Group	46	5	41
Power contracts	(50)	56	(106)
Interest rate and inflation contracts	(87)	(10)	(77)
Private equity	(42)	(61)	19
Other	(9)	(63)	54

	$61	$343	$(282)

We recognized $203 million of fair value gains from consolidated commercial office and retail properties reflecting continued capitalization and discount rate compression as well as increased cash flows resulting from leasing activities. This was $213 million lower than the $416 million of gains recorded in the prior year.

We recorded a $46 million fair value gain on our investment in Canary Wharf Group, increasing our carrying value to Ł4.20 per share versus a $5 million fair value gain recorded in the prior year in respect of this investment.

Certain of our long-term power sales contracts are accounted for as derivatives and are recorded at fair value in net income. These contracts generally relate to the future sale of electricity at fixed prices. We recorded a mark-to-market loss of $50 million in the current quarter on these contracts, as spot market power prices increased relative to the contractual sales price. Most of the power that we sell through these contracts is produced and delivered by our assets; however, we do not revalue our

12    BROOKFIELD ASSET MANAGEMENT

renewable power assets on a quarterly basis and as a result, in-year changes in the fair value of these contracts is not offset by a corresponding increase or decrease in the value of our assets. We recorded $56 million of income in the prior year, which was due to a decrease in spot market power prices.

Interest rate and inflation contracts offset a portion of our assets or borrowings exposure to changes in rates. We recorded $58 million of market-to-market losses on inflationary hedge contracts within our infrastructure operations during the current quarter, our share of which totalled $17 million.

Other fair value changes in the prior year included a negative $35 million valuation adjustment on a loan portfolio within our opportunistic property operations.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	Change
Renewable power	$133	$130	$3
Infrastructure	89	50	39
Private equity	67	66	1
Property	62	42	20
Asset management and corporate	14	9	5

	$365	$297	$68

We record depreciation on property plant and equipment in our renewable power, infrastructure, industrial businesses held within our private equity operations and resort properties included in property operations. We utilize the revaluation method for most of these assets, other than those within our private equity operations, and accordingly we revalue the assets at their fair value at the end of each year. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets, respectively, as these assets are classified as investment properties or sustainable resources and are revalued on a quarterly basis in net income as part of “fair value changes.”

Infrastructure depreciation and amortization increased by $39 million due to the commencement of depreciation on acquisitions and completed developments.

We acquired a hotel operation within our property operations during April of 2012, resulting in increased in depreciation and amortization in the current period.

Income Taxes

The provision for income taxes in the statement of operations decreased to $97 million, from $190 million in 2012. The change from prior year is attributable to reduction in timing differences as a result of a lower amount of fair value changes occurred in the current period, when compared to the prior period, and a $110 million income tax expense in the prior year resulting from an internal reorganization within our property operations.

Non-Controlling Interests

Net income attributable to non-controlling interests was relatively unchanged between 2013 and 2012. The decrease in non-controlling interests from a lower amount of fair value changes recognized in the current period, relative to the prior year, was offset by the non-controlling interests share of revenues, direct costs and interest expense of newly acquired assets.

Q1 2013 INTERIM REPORT  13

FINANCIAL PROFILE

Consolidated Assets

The following table disaggregates our consolidated balance sheet as at March 31, 2013 and December 31, 2012 into assets that are carried at fair value and those that are carried on another basis such as historical cost:

	Carried on Fair Value Basis		Carried on Other Basis		Total Consolidated Assets
AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	2013	2012	2013	2012
Investment properties	$33,478	$33,161	$–	$–	$33,478	$33,161
Property, plant and equipment	29,303	28,202	2,772	2,946	32,075	31,148
Sustainable resources	3,464	3,516	–	–	3,464	3,516
Investments	8,537	8,487	3,105	3,131	11,642	11,618
Cash and cash equivalents	–	–	2,926	2,850	2,926	2,850
Financial assets	2,624	2,630	656	481	3,280	3,111
Accounts receivable and other	1,695	1,614	5,298	5,338	6,993	6,952
Inventory	–	–	6,839	6,581	6,839	6,581
Intangible assets	–	–	5,689	5,770	5,689	5,770
Goodwill	–	–	2,478	2,490	2,478	2,490
Deferred income tax assets	–	–	1,686	1,665	1,686	1,665

	$79,101	$77,610	$31,449	$31,252	$110,550	$108,862

Consolidated balance sheet assets increased to $110.6 billion at the end of the first quarter of 2013. This represents an increase of $1.7 billion since year-end. The increases relates primarily to property, plant and equipment acquisitions in our renewable power operations and fair valuation adjustments, offset by a negative foreign currency revaluation from a weighted average decrease in non-U.S. currencies relative to the U.S. Dollar.

Investment Properties and Property, Plant and Equipment

The following table presents the major components of changes in the carrying values of our investment properties and property, plant and equipment balances since year end.

		Property, Plant and Equipment
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Investment Properties	Renewable Power	Infrastructure	Property	Private Equity and Residential	Total
Balance, beginning of year	$33,161	$16,532	$8,736	$2,968	$2,912	$31,148
Fair value changes	203	–	–	–	(26)	(26)
Depreciation	–	(130)	(82)	(22)	(60)	(294)
Acquisitions	602	1,391	103	92	–	1,586
Dispositions	(339)	(4)	–	–	(26)	(30)
Foreign currency translation	(149)	(132)	(157)	1	(21)	(309)

Net increase (decrease)	317	1,125	(136)	71	(133)	927

Balance, end of period	$33,478	$17,657	$8,600	$3,039	$2,779	$32,075

Our IFRS accounting policy is to fair value property, plant and equipment that is accounted for using the revaluation model on an annual basis; however, these assets are depreciated quarterly. This results in the in year carrying values of these assets being reduced by the amount of depreciation we record.

We acquired three renewable power assets during the quarter, including the other half of venture that we did not own and commenced consolidation of the asset. This increased our capacity by over 560 megawatts, and added $1.4 billion of assets to our consolidated balance sheet.

Investments

Our equity accounted investments follow our consolidated IFRS accounting policies and accordingly, certain of our investments include assets that are recorded at fair value. This includes, for example, our investment in General Growth Properties, in which we record GGP’s investment properties at fair value on an quarterly basis. We have separated investments into those in which the underlying assets are recorded at fair value or amortized cost in the above table to provide a more a complete analysis for users.

14    BROOKFIELD ASSET MANAGEMENT

Borrowings and Other Long-term Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. Liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Corporate borrowings	$3,691	$3,526	$165
Non-recourse borrowings
Property-specific mortgages	35,049	33,720	1,329
Subsidiary borrowings	8,146	7,585	561
Long-term accounts payable and other liabilities[1]	4,792	5,440	(648)
Capital securities	967	1,191	(224)
Other long-term financial liabilities	453	425	28

	$53,098	$51,887	$1,211

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6(d) to our Interim Consolidated Financial Statements

The increase in property-specific borrowings of $1.3 billion during 2013 is due primarily to acquisitions within renewable power operations.

The increase in subsidiary borrowings of $0.6 billion during 2013 reflects the issuance of long-term corporate bonds by our managed listed issuers.

Accounts payable and other liabilities with a maturity greater than one year decreased from year-end, primarily a result of the timing of payments and the completion of construction in our Brazilian residential operations.

Other long-term liabilities represent interests of others in consolidated funds that are classified as liabilities because they contain terms such as redemption features.

Equity

Shareholders’ equity increased by $644 million during the quarter, reflecting $536 million of comprehensive income and $143 million of disposition gains recorded on ownership changes, offset by $302 million of distributions to shareholders and non-controlling interests.

We accrued a $906 million special dividend of a 7.5% interest in BPY resulting in a transfer from common equity to non-controlling interests. Non-controlling interests increased by $1,477 million due to the BPY special dividend as well as the non-controlling interest share of the net assets acquired during the quarter, particularly within our renewable power operations.

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. As at March 31, 2013, our IFRS net equity of $17.3 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 55%; Australia – 15%; Brazil – 15%; Canada – 8%; and other – 7%. From time to time, we utilize financial contracts to adjust these exposures. Changes in the value of currency contracts that qualify as hedges are included in the foreign currency translation component of other comprehensive, and amounted to a downward adjustment of $225 million during the quarter.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

Q1 2013 INTERIM REPORT  15

Quarterly Results

	2013	2012				2011
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$4,951	$5,622	$4,644	$4,411	$4,039	$4,122	$4,423	$3,963
Direct costs	(3,420)	(4,380)	(3,407)	(3,272)	(2,864)	(3,035)	(3,452)	(2,964)
Equity accounted income	266	339	256	258	388	584	393	1,017
Expenses
Interest	(655)	(637)	(593)	(613)	(655)	(620)	(622)	(564)
Corporate costs	(44)	(40)	(41)	(35)	(42)	(40)	(42)	(43)
Valuation items
Fair value changes	61	415	493	(100)	343	434	330	374
Depreciation and amortization	(365)	(352)	(327)	(287)	(297)	(228)	(224)	(231)
Income taxes	(97)	(191)	(153)	17	(190)	(257)	(90)	(124)

Net income	$697	$776	$872	$379	$722	$960	$716	$1,428

Net income for shareholders	$360	$492	$334	$138	$416	$588	$253	$838

Per share
– diluted	$0.51	$0.72	$0.48	$0.17	$0.60	$0.86	$0.36	$1.26
– basic	$0.52	$0.74	$0.48	$0.17	$0.63	$0.90	$0.36	$1.26

16    BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first three months of 2013 and the same period in 2012 and 2011 are as follows:

	Distribution per Security
	2013		2012	2011
Class A and B Limited Voting Shares	$0.14		$0.14	$0.13
Special distribution to Class A and B Limited Voting Shares[1]	1.47		–	–
Class A Preferred Shares
Series 2	0.13		0.13	0.13
Series 4 + Series 7	0.13		0.13	0.13
Series 8	0.19		0.19	0.19
Series 9	0.24		0.24	0.28
Series 10[2]	–		0.36	0.36
Series 11[3]	–		0.34	0.35
Series 12	0.33		0.34	0.34
Series 13	0.13		0.13	0.13
Series 14	0.46		0.47	0.47
Series 15	0.11		0.10	0.11
Series 17	0.29		0.30	0.30
Series 18	0.29		0.30	0.30
Series 21	0.31		0.31	0.32
Series 22	0.43		0.44	0.44
Series 24	0.33		0.34	0.34
Series 26	0.28		0.28	0.29
Series 28[4]	0.29		0.29	0.16
Series 30[5]	0.30		0.30	–
Series 32[6]	0.28		–	–
Series 34[7]	0.26		–	–
Series 36[8]	0.41	[9]	–	–

1.	Distribution of a 7.5% interest in Brookfield Property Partners, paid April 15, 2013
2.	Redeemed April 5, 2012
3.	Redeemed October 1, 2012
4.	Issued February 8, 2011
5.	Issued November 2, 2011
6.	Issued March 13, 2012
7.	Issued September 12, 2012
8.	Issued November 27, 2012
9.	Initial distribution includes $0.11 for the period from November 27, 2012 to December 31, 2012

Dividends on the Class A and B Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q1 2013 INTERIM REPORT  17

PART 3 – BUSINESS SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Business Segments

For management purposes, we have organized our business into five segments in which we make operating and capital allocation decisions and assessing performance.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, and opportunistic and other properties located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations will be held through Brookfield Property Partners L.P., in which we will own a 92.5% interest following the distribution of a 7.5% interest to our shareholders in April 2013.

iii.

Renewable power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 65% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private equity and residential operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American home building industry. Direct investments include interests in Norbord Inc., a panelboard manufacturer, and two publicly listed residential businesses; which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc. and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five business segments are included within Corporate operations, such as the company’s cash and financial assets, corporate borrowings, capital securities and preferred equity and net working capital.

We have presented the costs associated with conducting asset management activities in the asset management segment. These include the costs of centralized activities as well as costs of asset management activities performed within other segments.

Certain corporate costs such as technology and operations are on behalf of the business segment and accordingly allocated to each business segment based on an internal pricing framework.

Segment Operating and Performance Measures

Funds from Operations (“FFO”) is our key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and future income taxes, and including certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. We include disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total FFO to net income in Note 3 of the consolidated financial statements.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by REALPAC and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

18    BROOKFIELD ASSET MANAGEMENT

The non-IFRS measures are reconciled to the most comparable financial statement component in note 3 to our interim consolidated financial statements beginning on page 53 of this report.

SUMMARY OF RESULTS BY BUSINESS SEGMENT

Overview

	Operating Segments – 2013
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate/ Unallocated	Total 2013	Total 2012
Financial results
Revenues	$1,052	$1,119	$412	$651	$1,664	$57	$4,955	$4,062
Segment operating income	89	683	460	497	350	106	2,185	1,703
Funds from operations	89	165	248	88	141	(42)	689	515

Valuation items	$18	$229	$(120)	$(65)	$(37)	$(8)	$17	$437

Financial position
Segment assets	$1,784	$38,448	$15,572	$14,779	$9,496	$1,567	$81,646	$79,167
Investments	192	8,211	326	2,585	233	95	11,642	11,618
Common equity by segment	1,659	12,345	4,780	2,558	2,506	(6,531)	17,317	18,150

The information presented in the table above has been extracted from note 3 to our interim consolidated financial statements and is reconciled to the most closely related financial statement line item within that note.

Summary of Financial Results by Business Segment

The following table presents segment measures on a year-over-year basis for comparison purposes:

	Funds from Operations			Common Equity by Segment
FOR THE THREE MONTHS ENDED MAR. 31 AND AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change	2013	2012	Change
Operating segments
Asset management and other services	$89	$54	$35	$1,659	$1,570	$89
Property	165	172	(7)	12,345	12,958	(613)
Renewable power	248	271	(23)	4,780	4,976	(196)
Infrastructure	88	46	42	2,558	2,571	(13)
Private equity and residential	141	14	127	2,506	2,574	(68)

Total operating segments	731	557	174	23,848	24,649	(801)
Corporate/unallocated	(42)	(42)	–	(6,531)	(6,499)	(32)

Total	$689	$515	$174	$17,317	$18,150	$(833)

We recorded $689 million of FFO during the first quarter of 2013, a 34% increase over the $515 million recognized in the first quarter of the prior year.

FFO from asset management and other service activities increased by $35 million to $89 million, principally due to a higher amount of fee bearing capital and increased activity in our construction operations. Contractual base fees and incentive distributions increased by 37% and we earned an additional $36 million of performance based income, $35 million of which is subject to clawback.

Our property operations generated $165 million of FFO. Excluding gains, FFO increased by $16 million over the 2012 improved leasing revenues and the contributions from newly acquired and completed assets. The 2012 result included $34 million of disposition gains on the sale of individual property assets.

Q1 2013 INTERIM REPORT  19

FFO in our renewable power operations was $248 million, compared to $271 million in 2012. We disposed of 8.1 million units of Brookfield Renewable during the quarter, receiving proceeds of $233 million and recorded a disposition gain of $172 million. The prior quarter included $214 million gain on the sale of a partial interest in Brookfield Renewable. FFO prior to gains increased by $19 million. This increase related mostly to improved pricing in the Northeast U.S. as the contribution from newly acquired and commissioned facilities was partially offset by a return to more normal hydrology levels compared to above average generation in higher priced regions in the prior quarter.

Infrastructure FFO was $88 million, consisting of a $12 million increase in FFO excluding disposition gains and a $30 million favorable variance from disposition gains. The increase in FFO excluding gains reflects the contribution from recently completed capital expansions and increased pricing and harvesting in our timber operations.

Our private equity and residential operations improved by $127 million over the 2012 quarter. The increase was primarily driven by increased pricing and volumes within our North American panelboard operations, which are benefitting from increased demand associated with the recovery in the U.S. home building sector. We monetized a portion of our invested in Norbord and realized a $62 million disposition gain in the current quarter.

Our corporate and unallocated FFO was consistent with the prior year. Our cash and financial assets generated $92 million of FFO, ($92 million in the prior quarter), and included a $12 million make whole charge on the early redemption of high coupon debt. Corporate costs and interest expenses in aggregate were consistent with 2012.

Reconciliation of Non-IFRS Measures

The following table reconciles total funds from operations to consolidated net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Funds from operations	$689	$515

Adjustments
Less: FFO measures
Gains not recorded in net income	(350)	(291)
Equity accounted FFO	(198)	(137)
Current income taxes	34	27
Non-controlling interests in FFO	657	364
Add: financial statement components not included in FFO
Equity accounted income	266	388
Fair value changes	61	343
Depreciation and amortization	(365)	(297)
Income taxes	(97)	(190)

Total adjustments	8	207

Net income	$697	$722

20    BROOKFIELD ASSET MANAGEMENT

The following tables reconcile segment operating income to revenues and to note 3 of our interim consolidated financial statements:

	Operating Segments
FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$1,052	$1,119	$412	$651	$1,664	$57	$4,955	$(4)	$4,951
Direct costs	(963)	(572)	(130)	(335)	(1,384)	(14)	(3,398)	(22)	(3,420)
Equity accounted FFO	–	104	6	75	8	4	197	(197)	–
Disposition gains	–	32	172	106	62	59	431	(431)	–

Segment operating income	$89	$683	$460	$497	$350	$106	$2,185

	Operating Segments
FOR THE THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$916	$802	$363	$482	$1,419	$80	$4,062	$(23)	$4,039
Direct costs	(866)	(301)	(109)	(255)	(1,280)	(27)	(2,838)	(26)	(2,864)
Equity accounted FFO	4	76	4	50	(5)	8	137	(137)	–
Disposition gains	–	77	214	–	–	51	342	(342)	–

Segment operating income	$54	$654	$472	$277	$134	$112	$1,703

The adjustments in the foregoing tables are described in note 3 to our interim consolidated financial statements.

ASSET MANAGEMENT AND OTHER SERVICES

	Asset Management		Construction and Property Services		Total Segment
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$123	$95	$929	$821	$1,052	$916
Funds from operations	61	42	28	12	89	54

Valuation items	$27	$–	$(9)	$(8)	$18	$(8)

Segment financial position
Segment assets	$243	$245	$1,541	$1,610	$1,784	$1,855
Common equity by segment	243	245	1,416	1,325	1,659	1,570

FFO increased by $35 million, of which $19 million is attributable to asset management activities and $16 million to construction and property services. The increase in asset management FFO reflects growth in base management fees arising from the continued expansion of fee bearing capital. Construction and property services FFO reflects a more typical level of activity and FFO following an unusually low level in the 2012 quarter.

Q1 2013 INTERIM REPORT  21

Asset Management and Other Fees

Asset management and other fees contributed the following revenues during the quarter:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Annualized	2013	2012
Revenues
Base management fees	$470[1,2]	$103	$77
Incentive distributions	30[3]	8	4
Transaction and advisory fees	55[4]	11	14

	$555	122	95

Direct costs		(62)	(53)

		60	42

Performance based income[5]
Realized		1	–

Funds from operations		$61	$42

1.	Based on capital committed or invested and contractual arrangements
2.	Includes $195 million of annualized base fees on Brookfield capital
3.	Based on Brookfield Infrastructure Partners L.P.’s annual distribution in the amount of $1.72 per unit
4.	Equal to simple average of 2012 and 2011 annual revenues
5.	Excludes net performance based income subject to clawback

Base management fees increased by 34% to $103 million during the first quarter of 2013. This reflects the contribution from new funds, primarily in our property operations, and an increase in the market capitalization of flagship listed entities.

Annualized base management fees totalled approximately $470 million representing an increase of $85 million since December 31, 2012. The increase includes $50 million of base fees following the launch of Brookfield Property Partners (“BPY”) on April 15, 2013 with the balance due to additional net capital raised during the quarter ($18 million) and market value appreciation ($17 million). We estimate that the launch of BPY will result in the reallocation of approximately $35 million in annualized costs from corporate costs to direct asset management costs based on 2012 results.

Base management fees include 100% of the amounts earned by us, including amounts in respect of Brookfield’s capital. We do this in order to present the operating margins in an appropriate manner given that we record 100% of the costs incurred in providing these services and because the amount of fees earned by us is not dependent on our ownership interest in the relevant fund.

Base management fees do not include any contribution from approximately $1.5 billion of private funds on which our compensation is derived primarily from performance-based measures and carried interests, as opposed to base management fees. The weighted average term of the commitments related to the base fees is nine years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities.

We continue to focus our transaction and advisory business for real estate and infrastructure transactions and expand our investment banking activities globally. FFO increased relative to the prior year as a result of a higher amount of transactional activity occurring in 2012

The increase in incentive distributions reflects the increase Brookfield Infrastructures distributions since the first quarter of 2012.

Direct costs consist primarily of employee expenses and professional fees, as well as allocations of technology costs and other shared services. These costs increased by $9 million year-over-year due to growth in our property platform and geographic expansion in our public securities and advisory businesses.

Our share of accumulated performance income totalled $724 million at March 31, 2013. This represents an increase of $35 million compared to the year-end. We estimate that direct expenses of approximately $68 million will arise on the realization of the income accumulated to date. We recognized $1 million of third party performance income in our financial statements and deferred the balance as our accounting policies defer recognition until the end of any determination or clawback period which is typically at or near the end of the fund’s term. The amount of unrealized performance based income net of associated costs was $656 million at quarter-end (December 31, 2012 – $632 million) and has an average term to realization of three years.

22    BROOKFIELD ASSET MANAGEMENT

Capital Under Management

Capital under management is determined in a manner consistent with the determination of the contractual base management fees for fee bearing vehicles. The following table summarizes the capital managed for clients, co-investors and ourselves:

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	Listed Issuers[1]	Private Funds[1]	Public Securities	Total Fee- Bearing	Other Listed Entities	Total		Total 2012
Property	$14,631	$12,853	$1,706	$29,190	$6,557		$35,747		$24,645
Renewable power	10,292	498	–	10,790	–		10,790		10,559
Infrastructure	8,547	6,947	2,447	17,941	–		17,941		16,497
Private equity	–	2,703	13,608	16,311	3,133		19,444		18,146

March 31, 2013	$33,470	$23,001	$17,761	$74,232	$9,690		$83,922	$	n/a

December 31, 2012	$21,301	$23,244	$15,524	$60,069	$9,778	$	n/a		$69,847

1.	Includes Brookfield capital of $20.1 billion in listed issuers (December 31, 2012 – $10.3 billion) and $7.8 billion in private funds (December 31, 2012 – $8.4 billion)

Fee bearing capital includes all capital on which we receive some form of asset management revenue, including capital committed or invested by us. For example, we include 100% of the market capitalization of listed issuers such as Brookfield Infrastructure Partners L.P. and private funds such as Brookfield Capital Partners II because we are entitled to earn fees on all of this capital, including our own. We do not, however, include the capital invested or committed by one Brookfield managed entity into another because the fees otherwise payable to us on this capital are credited against the fees payable to us by the other.

Capital under management increased by $14 billion during the first quarter of 2013, resulting in an $85 million increase in annualized base fees. The principal variances are set out in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Listed Issuers	Private Funds	Public Securities	Total Fee- Bearing	Other Listed Entities	Total	Annualized Base Fees
Balance, December 31, 2012	$21,301	$23,244	$15,524	$60,069	$9,778	$69,847	$385
Launch of Brookfield Property Partners	11,518	–	–	11,518	–	11,518	50
Inflows, including commitments	172	105	2,109	2,386	88	2,474	24
Outflows, including distributions	(195)	(257)	(290)	(742)	–	(742)	(6)
Market appreciation (depreciation)	882	–	418	1,300	(173)	1,127	17
Other	(208)	(91)	–	(299)	(3)	(302)	–

Balance, March 31, 2013	$33,470	$23,001	$17,761	$74,232	$9,690	$83,922	$470

We launched Brookfield Property Partners on April 15, 2013 which resulted in a $11.5 billion increase in fee bearing capital under management. The initial base management fee for BPY is fixed at $50 million, plus 1.25% annual fee on increase in capitalization above the initial capitalization.

Private Funds

Private fund capital decreased by $0.2 billion during the quarter to $23 billion reflecting a $0.3 billion return of capital offset by $0.1 billion in new fundraising. The invested capital within our private funds of $16.1 billion has an average term of seven years. Private fund capital includes $5.2 billion of client capital that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $2.9 billion relates to property funds, $1.3 billion relates to infrastructure funds and $1.0 billion relates to private equity funds. This uncalled capital has an average term during which it can be called of approximately three years.

Listed Issuers

Listed issuers capital includes the market capitalization of our listed issuers: Brookfield Property Partners L.P., Brookfield Renewable Energy Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Canada Office Properties, Acadian Timber and several smaller listed entities. Capital also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

The increase in listed issuer capital of $12.2 billion includes the launch of Brookfield Property Partners ($11.5 billion) and a $0.9 billion increase in the market value of our listed issuers.

Q1 2013 INTERIM REPORT  23

Public Securities

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Capital under management in this business line increased by $2.2 billion during the quarter. Net inflows were $1.8 billion and we experienced an approximate $0.4 billion valuation increase. We have continued to expand our range of higher margin mutual fund and similar products and have received strong interest from clients supported in part by the favourable performance in many of our funds.

Construction and Property Services

Construction revenues increased relative to 2012 as we were managing a larger volume of projects during the quarter, while operating margins across the construction business were consistent for both quarters at 7.1%.

The remaining work-in-hand totalled $4.5 billion at the end of March 31, 2013, and represented approximately 1.0 year of scheduled activity. The following table summarizes the work-in-hand:

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Australasia	$2,654	$2,626
Middle East	1,017	1,047
United Kingdom	579	606
Canada	271	44

	$4,521	$4,323

Property services FFO was consistent with the prior year.

PROPERTY

Overview

We launched our flagship listed property entity, Brookfield Property Partners L.P., (“BPY”) on April 15, 2013, through a 7.5% special distribution to our shareholders and now hold virtually all of our property assets through this entity. BPY is listed on the New York and Toronto stock exchanges and has a market capitalization of $10 billion, based on initial trading. Brookfield Property Partners now holds our 50% owned Brookfield Office Properties, our 21% interest in General Growth Properties and most of our privately held investments.

The following table disaggregates the financial results of our property operations into our principal business lines:

	Office Properties		Retail Properties		Opportunity and Other		Total Segment
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$613	$608	$50	$53	$456	$141	$1,119	$802
Segment operating income	426	454	100	98	157	102	683	654
Funds from operations	77	92	63	53	25	27	165	172

Valuation items	$134	$144	$93	$262	$2	$(9)	$229	$397

Segment financial position
Segment assets	$26,286	$26,016	$2,935	$3,094	$9,227	$8,512	$38,448	$37,622
Investments	2,368	2,444	5,384	5,212	459	487	8,211	8,143
Common equity by segment	6,077	6,248	5,442	5,812	826	898	12,345	12,958

Segment FFO decreased from $172 million to $165 million. The decrease of $7 million represents an increase of $16 million due to improved operating results and lower interest costs offset by a $23 million reduction in disposition gains.

Our share of valuation items was $229 million compared to $397 million in 2012. We recorded increases across almost all of our portfolios and, while favourable, the valuation increases were not as large as 2012.

24    BROOKFIELD ASSET MANAGEMENT

Office Properties

Our office properties include portfolios held through 50% owned Brookfield Office Properties and our 22% investment in Canary Wharf Group, as well as direct interests in a small number of Australian properties.

Segment operating income from our office property portfolio decreased by $28 million to $426 million. We recorded an increase in NOI from existing properties and a larger contribution from properties acquired development and sold, however this was offset by lower disposition gains and the absence of a Canary Wharf dividend in the current quarter.

The following table presents net operating income (i.e. revenues less direct costs) from existing properties based on 2012 foreign currency exchange rates. Existing properties are those that the company owned and operated throughout both the current and prior reporting periods since the beginning of the comparable quarter. Normalizing existing property net operating income for foreign currency variations is a non-IFRS measure, which we utilize to present variances that arise from changes in occupancy levels or net rents without the impact of currency fluctuations.

	% Leased[1]		Average In-place Net Rent[1]		Segment Operating Income
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012
Existing properties
United States	89.5%	90.1%	$25.27	$23.90	$189	$185
Canada	96.6%	96.8%	26.43	25.72	72	68
Australasia	97.6%	97.7%	49.89	47.24	71	71
Europe	100.0%	100.0%	59.11	59.11	8	8

	92.5%	93.0%	$28.64	$27.30	340	332

Currency variance					–	1

					340	333
Equity accounted investments					20	21
Acquired, developed and sold					38	28
Canary Wharf Group dividend					–	9
Investment and other income					7	22
Disposition gains					21	41

Segment operating income					$426	$454

1.	On a same store basis

Net operating income from existing properties in 2013 increased by 2.4% over 2012 on a constant currency basis and reflects the renewal of leases at rental rates that exceed the expiring leases, which increased average in-place net rents on existing properties to $28.64 from $27.30.

The contribution from properties acquired, developed and sold since the beginning of the comparative period reflects the completion of Brookfield Place Perth in May 2012, whereas the prior year reflects acquisitions in Seattle, Washington D.C., and London as well as the sale of properties in Minneapolis, Calgary, Melbourne, Brisbane and Aukland.

Properties classified as redevelopment properties, when applicable, are excluded from existing properties, since they are not in operation for both of the reported periods. There were no properties undergoing redevelopment during either the 2013 or 2012 quarters.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Portfolio Valuation and Fair Value Gains

The key valuation metrics of our commercial office properties are presented in the following table on a weighted average basis. The valuations are most sensitive to changes in the discount rate and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) also give rise to increased cash flows.

Q1 2013 INTERIM REPORT  25

	United States		Canada		Australasia		Europe
AS AT MAR. 31, 2013 AND DEC. 31, 2012	2013	2012	2013	2012	2013	2012	2013	2012
Capitalization rate	n/a	n/a	n/a	n/a	n/a	n/a	6.0%	6.1%
Discount rate	7.4%	7.3%	6.4%	6.4%	8.8%	8.8%	7.0%	7.2%
Terminal capitalization rate	6.3%	6.3%	5.6%	5.7%	7.2%	7.1%	5.8%	5.8%
Investment horizon (years)	11	11	11	11	10	10	10	10

The overall portfolio occupancy rate in our office properties at the end of the quarter was 92.3%, consistent with the 2012 year-end occupancy and our average remaining lease term is seven years. We leased 1.3 million square feet during the quarter at average in-place net rents that were 16% above expiring rates. This increased our overall portfolio’s average in-place rents by 2% to $32.07 per square foot and reduced the percentage of spacing maturing prior to 2018 by 150 basis points. Average in-place rents on a portfolio basis remain at 14% below market rents and we are confident that we will be able to increase revenues through our leasing activities.

Leasing

					Expiring Leases (000’s sq. ft.)
AS AT MAR. 31, 2013	% Leased[1]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond
North America
United States	89.3%	7.1	40,733	4,364	4,270	2,808	2,871	2,024	2,193	2,710	19,493
Canada	96.6%	8.3	16,714	567	1,419	377	1,302	1,678	647	728	9,996
Australasia	97.8%	6.1	10,258	227	386	791	1,133	1,123	991	891	4,716
Europe	85.4%	10.0	916	133	4	–	20	84	–	88	587

Total/Average	92.3%	7.3	68,621	5,291	6,079	3,976	5,326	4,909	3,831	4,417	34,792

Percentage of total			100.0%	7.7%	8.9%	5.8%	7.8%	7.2%	5.6%	6.4%	50.6%

As at December 31, 2012				7.9%	10.3%	5.7%	7.9%	7.0%	5.7%	6.1%	49.4%

1.	Occupancy was 92.1% at December 31, 2012 with the following breakdown by geography: United States 89.0%, Canada 96.9%, Australasia 97.7% and Europe 85.3%.

In North America, average in-place net rents across our portfolio approximate $27 per square foot and represent a discount of approximately 20% to the average market rent of $33 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place rents in our portfolio are A$53 per square foot, which represents 7% discount to market rents. The occupancy rate across the portfolio remains high at 97.8% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Office Development

We continue to lease space in our 980,000 square foot Bay Adelaide Centre East in Toronto, and have now secured commitments for 60% of the space. The project is scheduled for completion in late 2015.

In January, we commenced construction of the platform for the Manhattan West development site on Ninth Avenue between West 31st and West 33rd Streets in New York City. Construction is expected to be completed in 2014, positioning the project to receive tenants in 2016. We recently acquired an adjacent property to further expand this important development initiative. We also hold several well positioned development sites in London, UK. In all cases, full construction will be dependent on securing leases.

Retail Properties

Our net share of GGP’s funds from operations on an IFRS basis, which is recorded in this segment as equity accounted FFO, was $60 million compared to $52 million in 2012. GGP reported 14% growth in FFO on a U.S. GAAP basis, which reflects increases in both net rents and occupancy as well as lower financing costs. Initial rental rates for leases commencing in 2013 on a suite-to-suite basis increased by 11.1% or $6.43 per square foot, to $64.44 per square foot when compared to the rental rate for expiring leases. Tenant sales were $558 per square foot on a trailing 12-month basis, representing a 6.3% increase on a comparable basis. The remaining FFO of $5 million includes the results of Rouse Properties, which was spun out of GGP during the first quarter of 2012, returns from the capital invested in our Brazilian retail property fund and direct interests in retail properties. FFO from these activities in 2012 was $1 million.

26    BROOKFIELD ASSET MANAGEMENT

GGP completed 4.7 million square feet of new and renewal leasing during the quarter with an increase in initial rent of $6.30 per square foot and an average term of 6 years. Mall percentage leased was 95.8% at quarter end, an increase of 210 basis points from March 31, 2012 and in-place rents increased by 2.5% to $69.60 per square foot.

GGP issued $1.5 billion of mortgage notes during the quarter at a weighted average interest rate of 3.61% and average term of 11.6 years. The average interest rate of the original loans was 5.09% and the remaining term to maturity was 1.2 years. The transactions generated approximately $678 million of incremental proceeds.

Portfolio Valuation and Fair Value Gains

We recorded fair value gains of $98 million on our investment in GGP, of which our share was $85 million. The GGP valuation gains were primarily the result of the impact of a 10 basis point reduction in capitalization rates. Our share of GGP fair value gains during the 2012 quarter was $262 million.

The blended capitalization rate utilized on our U.S. portfolio on a direct capitalization method was approximately 5.5% (2012 – 5.7%).

Our Brazilian portfolio was valued on a discounted cash flow basis using a discount rate of 8.5% (2012 – 8.5%), a terminal capitalization rate of 7.2% (2012 – 7.2%) and an investment horizon of 10 years (2012 – 10 years).

Leasing Profile

					Expiring Leases (000’s sq. ft.)
AS AT MAR. 31, 2013	% Leased[2]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond

United States[1]	94.5%	6.0	60,582	3,357	3,218	6,971	6,171	6,020	6,109	5,679	23,057
Brazil	94.5%	7.0	2,860	157	633	298	443	285	290	55	699
Australasia	97.4%	6.1	2,724	70	85	61	122	741	360	15	1,270

Total/Average	94.6%	6.0	66,166	3,584	3,936	7,330	6,736	7,046	6,759	5,749	25,026

Percentage of total			100.0%	5.4%	5.9%	11.1%	10.2%	10.6%	10.2%	8.7%	37.9%

As at December 31, 2012				4.8%	10.7%	10.3%	9.8%	10.3%	10.3%	8.0%	35.8%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements
2.	Occupancy was 95.1% at December 31, 2012 with the following breakdown by geography: United States 95.0%, Brazil 94.7% and Australasia 98.2%

GGP has redevelopment activities under construction totalling approximately $900 million of capital investment (at share), encompassing 24 properties including Ala Moana, Fashion Show, and Glendale Galleria. During the quarter, construction was completed on Northridge Fashion Center totalling approximately $13 million.

Opportunity and Other

Our opportunity investment funds have committed capital of $4.0 billion, including $2.6 billion from clients and $1.4 billion from ourselves, of which $1.0 billion is currently invested. One of our early funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds. Our net invested capital in the funds is $605 million (December 31, 2012 – $681 million) and our share of the underlying FFO for the quarter was $2 million (2012 – $3 million).

Our three real estate finance funds have committed capital of $1.3 billion, including $1.0 billion from clients and $0.3 billion from ourselves, of which $0.8 billion is currently invested. Our share of capital invested in these operations was $231 million at March 31, 2013 (December 31, 2012 – $255 million). These activities contributed $14 million of FFO and gains during the quarter, compared to a loss of $7 million in 2012.

We continue to pursue a number of opportunistic real estate investments, primarily in the United States, where refinancing requirements and recapitalization opportunities are resulting in increased transaction activity.

Q1 2013 INTERIM REPORT  27

RENEWABLE POWER

Overview

Our renewable power assets are held through our 65% owned flagship listed entity, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable” or “BREP”). BREP operates renewable power facilities and owns them both directly as well as through joint ventures and our institutional infrastructure funds. In addition to our role as the manager of BREP, we purchase a portion of BREP’s power at predetermined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table summarizes the operating results and financial profile of our renewable power operations by operating region:

	United States		Canada		Brazil		Corporate/ Unallocated		Total Segment
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$191	$139	$144	$136	$77	$88	$–	$–	$412	$363
Segment operating income[2]	130	92	104	98	53	65	173	215	460	470
Funds from operations[2]
– excluding gains	$29	$13	$44	$38	$26	$17	$(23)	$(11)	$76	$57
– disposition gains	–	–	–	–	–	–	172	214	172	214

	$29	$13	$44	$38	$26	$17	$149	$203	$248	$271

Valuation items	$(39)	$26	$(56)	$53	$(25)	$(26)	$–	$–	$(120)	$53

Segment financial position
Segment assets	$8,237	$6,964	$7,323	$7,405	$2,791	$2,775	$(2,779)	$(2,841)	$15,572	$14,303
Common equity by segment	2,305	1,877	2,691	2,939	1,524	1,505	(1,740)	(1,345)	4,780	4,976

Generation[1]
Total	2,786	2,059	1,768	1,859	936	867	–	–	5,490	4,785
Long-term average	2,660	1,983	1,729	1,699	936	867	–	–	5,325	4,549
Existing facilities	1,820	1,969	1,768	1,859	888	867	–	–	4,476	4,695

1.	Gigawatt hours of electricity production
2.	Includes disposition gains of 2013 – $172 million (2012 – $214 million)

Operating Results

We sold 8.1 million units of BREP during the quarter decreasing our ownership from 68% to 65%, realizing $233 million of net proceeds and a $172 million disposition gain. The first quarter of 2012 includes a $214 million disposition gain on the sale of 13.1 million units.

FFO prior to gains increased by $19 million year-over-year to $76 million. The increase was due primarily to improved pricing and the contribution from recently acquired and commissioned facilities, offset by a return to more normal hydrology levels from the higher levels experienced in the 2012 quarter.

Generation increased by 15% compared to the 2012 quarter. Facilities acquired or commissioned contributed 924 gigawatt hours of production and $55 million of revenues. Generation from existing facilities was consistent with long-term averages, but lower than the above average conditions in the 2012 quarter, resulting in a decline in generation and revenues of 219 gigawatt hours and $28 million, respectively.

After taking into consideration direct costs, financing and non-controlling interests, the changes in capacity and generation from existing facilities reduced FFO by $8 million as the increased capacity was largely acquired through partially owned funds whereas the existing facilities are largely wholly-owned by BREP. We estimate that FFO would have been $2 million lower during the 2013 quarter and $14 million lower during the 2012 quarter had we achieved long-term average generation, all other factors (i.e. pricing, capitalization etc.) been equal.

Improved pricing increased revenues and operating income by $25 million. This reflects improved short-term pricing in New England and New York markets, as well as a better mix in generation between higher and lower priced markets.

28    BROOKFIELD ASSET MANAGEMENT

Lower exchange rates during the quarter, particularly the Brazilian real, reduced revenues, operating income and FFO by $11 million, $8 million and $4 million, respectively. We completed a number of financing activities since the 2012 quarter which resulted in a $9 million reduction in carrying charges. The increase in the capitalization and unit values of BREP gave rise to a $5 million increase in the management fee.

Valuation items represented a net reduction of $120 million, compared to a net increase of $53 million in the 2012 quarter. The net charge from depreciation during the quarter was $80 million (2012 - $79 million). We also recorded negative valuation adjustments to power sales contracts of $34 million as a result of the impact of increased electricity prices (although this has a positive impact on the uncontracted portion of our generation). Decreases in power prices in the prior quarter resulted in a net gain of $116 million.

The following table provides further analysis of net operating income which, for this purpose, includes equity accounted FFO:

	2013				2012
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Direct Costs	Segment Operating Income	Production (GWh)	Realized Revenues	Direct Costs	Segment Operating Income
Hydroelectric	4,734	$331	$99	$232	4,101	$297	$91	$206
Wind energy	539	61	16	45	458	50	6	44
Co-generation	217	22	15	7	226	16	14	2

Net operating income	5,490	$414	$130	284	4,785	$363	$111	252

Disposition gains				172				214

Segment operating income				$456[1]				$466[1]

Per Megawatt hour (MWh)
Total generation		$75	$23	$52		$76	$23	$53

Hydroelectric generation		$70	$21	$49		$72	$22	$50

1.	Includes equity accounted FFO of $6 million (2012 – $4 million) and excludes investment income of $4 million (2012 – $4 million) that is included in net operating income

Net operating income increased by $32 million from 2012. NOI from hydroelectric facilities increased by $26 million due to generation from newly acquired and commissioned assets. Costs are largely fixed and therefore do not change to the same extent as revenues when generation changes, however increased due to the addition of newly acquired and commissioned facilities to the portfolio.

Realized prices on a per MWh basis were decreased to $75 year-over-year on a total portfolio basis, which represents a decline from $72 to $70 for the hydroelectric portfolio offset by a greater proportion of higher price wind energy generation following the acquisition and commissioning of wind energy facilities. The decline in hydroelectric prices is due to the acquisition of facilities with shorter term low priced contracts that we intend to recontract over time as prices recover and also reflects lower generation in higher priced markets during the quarter.

Operating costs per MWh were consistent at $23 and $22 on a total portfolio and hydroelectric portfolio basis.

Segment Financial Position

Segment assets increased by approximately $1.3 billion in total, which includes a $1.5 billion increase in the U.S. primarily as a result of acquisitions of hydroelectric and wind energy assets partially offset by depreciation and foreign currency revaluation.

Approximately 567 MW of capacity was acquired by BREP during the quarter, with a total enterprise value of $1.2 billion. This included a hydroelectric operation in Maine with 360 MW of capacity and a California Wind operation with a capacity of 165 MW.

Common equity by segment declined by $0.2 billion, primarily from the sale of units of Brookfield Renewable by us during the quarter.

Contract Profile

We have contracted 72% and 64% of our long-term average generation for the balance of 2013 and 2014, respectively. Approximately 67% of the expected generation is hedged with long-term contracts that have an average term of 11.8 years, while 4% of our revenue for 2013 is hedged with shorter-term financial contracts.

Almost all of Brookfield Renewable’s generation in Brazil is sold under power sales agreements, as is all of the wind energy in North America. Our wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that fix the prices for most of the North American hydroelectric generation that is not already sold under a long-term contract. The majority of these arrangements are offset by us with long-term contracts such as our 20-year power

Q1 2013 INTERIM REPORT  29

sales agreement with the Ontario Power Authority, which has the full credit support of the Ontario provincial government. Our primary exposure to price fluctuations relates to approximately 5,000 GWh of annual generation that we have committed to purchase from Brookfield Renewable at an average price of $73 per MWh for which we have no offsetting long-term sales agreements. We estimate that a $10 per MWh negative variance results in an approximate $18 million decrease in FFO based on our 65% ownership of Brookfield Renewable at year-end, because we recover our proportionate share of any negative variance through our ownership interest. On the other hand, we will record annual FFO increases of $50 million for every $10 per MWh of positive variance from the contracted price, which we believe will add significant value over the longer term as demand and prices for renewable hydroelectric generation increase. Realized prices were below contract prices for which resulted in a net reduction in FFO of approximately $10 million from these arrangements.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2013	2014	2015	2016	2017
Generation (GWh)
Contracted
Power sales agreements
Hydro	8,656	10,353	8,973	8,739	8,097
Wind	1,921	2,490	2,490	2,489	2,489
Gas and other	296	134	–	–	–

	10,873	12,977	11,463	11,228	10,586
Financial contracts	683	876	–	–	–

Total contracted	11,556	13,853	11,463	11,228	10,586
Uncontracted	4,581	7,703	9,976	10,184	10,826

Long-term average generation	16,137	21,556	21,439	21,412	21,412

Contracted generation – as at March 31, 2013
% of total generation	72%	64%	53%	52%	49%
Price (per MWh)	$83	$84	$92	$93	$91

The average contracted price fluctuates from period to period as existing contracts expire and we enter into new contracts, and as a result of changes in currency exchange rates for contracts in Brazil and Canada.

We acquired facilities during the quarter, and in 2012, with estimated contracted generation of 3,000 gigawatt hours approximately half of which is sold under contract at what we consider to be low prices that can be exceeded in the near term markets. These contracts terminate during 2013 and 2014, resulting in a decrease in the proportion of contracted generation; however, we are confident that we can ultimately secure much longer term contracts at higher prices.

The decrease in the amount of annual generation contracted under long-term power sales agreements prior to 2017 also reflects the expiry of contracts in Brazil. Given the continued economic expansion in that country and the increasing need for generation capacity, we are confident that we will be able to sell our power at increasing rates and secure long-term contracts on favourable terms.

We continue to pursue opportunities to secure long-term contracts at pricing that reflects the favourable renewable characteristics of our energy production in North America.

30    BROOKFIELD ASSET MANAGEMENT

INFRASTRUCTURE

Overview

We own and operate our infrastructure operations primarily through 28% owned Brookfield Infrastructure Partners L.P. (“BIP”), which had a market capitalization of $8 billion at year-end and is listed on the New York and Toronto stock exchanges. BIP owns a number of infrastructure businesses directly as well as through funds and joint ventures that we manage, the largest of which is the Brookfield Americas Infrastructure Fund (“BAIF”). BAIF has total committed capital of $2.7 billion, which over 90% is invested, and Brookfield committed $0.7 billion. We also hold direct interests in our timber funds and our agriculture business outside of BIP.

The following table sets out the operating performance of our infrastructure segment by business line as well as its financial position:

	Utilities		Transport and Energy		Sustainable Resources		Corporate / Unallocated		Total Segment
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$230	$184	$235	$146	$186	$152	$–	$–	$651	$482
Segment operating income	275	139	147	88	72	50	3	–	497	277
Funds from operations	56	25	25	17	22	15	(15)	(11)	88	46

Valuation items	$(42)	$(13)	$(24)	$(12)	$(3)	$(5)	$4	$(7)	$(65)	$(37)

Segment financial position
Segment assets	$4,765	$4,707	$5,237	$5,254	$4,757	$4,729	$20	$20	$14,779	$14,710
Investments	1,164	1,122	1,392	1,384	9	9	20	20	2,585	2,535
Common equity by segment	606	593	850	935	1,287	1,290	(185)	(247)	2,558	2,571

Operating Results

Revenues increased by $169 million, or 35%, to $651 million, reflecting the contribution from acquisitions and capital expansions as well as improved pricing in our timber business. Notable acquisitions in our utilities business line included a South American electricity distribution business and the expansion of a major competitor by our UK distribution business. Revenues in our Transport and Energy business reflect the completion of a major expansion of our Australian rail lines and the acquisition of South American toll road businesses. Revenues in our sustainable resources businesses reflect increased demand arising from the ongoing U.S. housing recovery, which gave rise to a 12% increase in log prices and a 10% increase in volumes.

Segment operating income increased by $220 million reflecting the factors noted above as well as a $106 million disposition gain on the sale a partial interest in our UK distribution business.

We own virtually all of our infrastructure businesses through BIP and partially owned funds, therefore the majority of the incremental revenues and operating income accrue to non-controlling interest as opposed to FFO, and is also reduced by interest expense on the debt financing associated with the acquired businesses.

FFO increased by $42 million to $88 million, of which $30 million represents our share of the disposition gain and $12 million represents our share in the growth in the other components of operating income. Within utilities, the increase from the UK distribution expansion was largely offset by our reduced interest in our Chilean transmission business following the sale of our direct interest in this business to BIP in late 2012. In transport and energy, the Australian rail line expansion contributed $5 million of additional FFO and the acquired toll roads contributed $3 million. The improved timber results contributed $8 million of additional FFO. The expansion in capitalization to fund the growth in the business gave rise to a $4 million increase in carrying charges and corporate expenses, including management fees.

Valuation Items

We recorded net valuation charges of $65 million compared to $37 million during 2012. Depreciation represents $33 million and $20 million, respectively, during each period. The charges also reflect the impact of negative valuation changes on inflation and interest rate contracts put in place to protect asset values and cost of capital. We note that the assets associated with the depreciation and financial contracts are only revalued at year end.

Financial Position

The financial position of this segment was relatively unchanged during the quarter as most of the acquisition and development activity, as well as the associated capital initiatives, occurred during 2012.

Q1 2013 INTERIM REPORT  31

We completed refinancings at a number of our operations, capitalizing on opportunities to issue long-term debt in this historically low interest rate environment. In total, we refinanced $2.2 billion of debt at an average rate of 5%. These efforts have positioned us very well going into 2013 as our business now has a well laddered debt maturity profile, with an average maturity of eight years.

Our R$665 million Brazil Agriland Fund is currently 61% invested. Our total investment, including our historical business as well as new investments through the Fund, is approximately $550 million, and is carried at fair value under IFRS and revalued in the normal quarterly process.

PRIVATE EQUITY AND RESIDENTIAL

Our private equity and residential operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $2.7 billion as well as direct investments in several public companies including Norbord Inc., Western Forest Products Inc., Brookfield Residential Properties Inc. and Brookfield Incorporações S.A.

The following table sets out the operating performance of our private equity and residential segment as well as its financial profile:

	Private Equity		Residential		Total Segment
AS AT MAR. 31, 2012 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$1,243	$1,042	$421	$377	$1,664	$1,419
Segment operating income	334	111	16	23	350	134
Funds from operations	157	26	(16)	(12)	141	14

Valuation items	$(29)	$(32)	$(8)	$(12)	$(37)	$(44)

Segment financial position
Segment assets	$3,547	$3,583	$5,949	$5,892	$9,496	$9,475
Common equity by segment	940	957	1,566	1,617	2,506	2,574

Revenues, segment operating income and funds from operations all increased compared to 2012 reflecting the ongoing recovery in the U.S. housing market. This had a particularly favourable impact on two panelboard and lumber business in our private equity funds. These increases were partially offset by a slowdown in activity in our Brazilian residential operations. We disposed of 2.8 million shares of Norbord Inc., during the current quarter for proceeds of $85 million and a $62 million disposition gain.

Private Equity

We operate six institutional private equity funds with total invested capital of $1.1 billion and uninvested capital commitments of $1.6 billion. Brookfield’s share of the invested and additional commitments is $0.5 billion and $0.6 billion, respectively. We also directly own a number of investments that are outside the mandates of our private equity funds or other operating entities.

The private equity fund portfolios include 15 investments in a diverse range of industries. Our average investment is $33 million and our largest single exposure is $256 million of common equity by segment and $66 million and $448 million, respectively, at fair value, based on internal valuations. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 54% interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at March 31, 2013 was approximately $1.0 billion based on stock market prices, compared to our carrying value of $240 million.

The results of our private equity activities are shown in the following table. Our share of FFO from private equity investments increased to $157 million from $26 million in 2012, including the $62 million disposition gain on the partial disposition of Norbord.

32    BROOKFIELD ASSET MANAGEMENT

	Carrying Values		Revenues		Funds from Operations
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012
Industrial and forest products	$603	$591	$1,156	$946	$89	$15
Energy and related services	145	149	50	55	3	8
Business services	123	139	28	26	–	1
Bridge lending	67	75	9	15	5	3
Property and other	2	3	–	–	(2)	(1)

	940	957	1,243	1,042	95	26
Disposition gains	–	–	–	–	62	–

	$940	$957	$1,243	$1,042	$157	$26

Revenues increased by $201 million, due principally to increased prices and volumes within businesses which are benefitting from the U.S. housing recovery. This led to an increase in FFO from our industrial and forest products businesses to $89 million, a $74 million increase over 2012. These include Norbord, Ainsworth, Longview Manufacturing and Western Forest Products.

Residential

Our North American business is conducted through Brookfield Residential Properties Inc. We hold approximately 65% of Brookfield Residential which is listed on the New York and Toronto stock exchanges. We are active in 10 principal markets located primarily in Alberta, California and Washington, D.C. area, and control over 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through Brookfield Incorporaçőes S.A. (“BISA”). We hold approximately 44% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including Săo Paulo, Rio de Janeiro, the Brasilia Federal District, Curitiba and Campinas, which collectively account for the majority of the Brazilian real estate market.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

The following table sets out the operating results and financial profile of our residential activities:

	Brazil		North America		Australia/UK		Total
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012	2013	2012	2013	2012
Segment financial results
Revenues	$229	$226	$171	$132	$21	$19	$421	$377
Segment operating income	3	5	18	16	(5)	2	16	23
Funds from operations	(12)	(12)	4	–	(8)	–	(16)	(12)

Valuation items							$(8)	$(12)

Segment financial position
Segment assets	$3,305	$3,340	$2,332	$2,219	$312	$333	$5,949	$5,892
Common equity by segment	476	482	882	913	208	222	1,566	1,617

Our Brazilian operations experienced lower levels of sales and project launches during 2012 and 2013 although both results were consistent with expectations. The slowdown reflects lower levels of permitting throughout our principal development areas following several years of expansion and consistent with the experience of other developers. We have also experienced some margin pressure from cost increases; however margins remained healthy at 13% for completed developments.

Our North American operations demonstrated strong growth reflecting the recovery in U.S. housing markets, and while the contribution from our U.S. business was negligible during the quarter, we believe it has the potential to deliver strong results over the coming years.

We delivered 296 homes and 370 lots during the quarter, compared to 261 and 274, respectively, in 2012, resulting in revenues of $171 million compared to $132 million in 2012. The gross margin on our Canadian operations was 39% compared to 35% in 2012 reflecting a slight change in mix between the projects being delivered and between home and lot sales.

We are continuing to wind down our Australian business and include an $8 million loss on a bulk land sale.

Q1 2013 INTERIM REPORT  33

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections.

Debt to Capitalization

The following table presents our debt to capitalization on a corporate (i.e., deconsolidated), a proportionally consolidated and consolidated basis.

We define capitalization to include accounts payable and other liabilities and deferred income taxes, as well as borrowings, capital securities, interests of others in consolidated funds and equity, which is consistent with how we assess our leverage ratios and how we present them to our rating agencies.

	Consolidated		Corporate		Proportionate
AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	2013	2012	2013	2012
Corporate borrowings	$3,691	$3,526	$3,691	$3,526	$3,691	$3,526
Non-recourse borrowings
Property-specific mortgages	35,049	33,720	–	–	21,333	21,794
Subsidiary borrowings[1]	8,146	7,585	1,162	1,130	5,238	4,928

	46,886	44,831	4,853	4,656	30,262	30,248

Accounts payable and other	10,692	11,652	1,017	1,199	6,416	7,175
Deferred tax liabilities	6,570	6,425	–	–	3,651	3,753
Capital securities	967	1,191	317	325	642	758
Interests of others in consolidated funds	453	425	–	–	–	–
Equity
Non-controlling interests	24,764	23,287	–	–	–	–
Preferred equity	2,901	2,901	2,901	2,901	2,901	2,901
Common equity	17,317	18,150	17,317	18,150	17,317	18,150

	44,982	44,338	20,218	21,051	20,218	21,051

Total capitalization	$110,550	$108,862	$26,405	$27,231	$61,189	$62,985

Debt to capitalization[2]	42%	41%	18%	17%	49%	48%

1.	Includes $1,162 million (December 31, 2012 – $1,130 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited in almost all cases to our invested capital. The debt-to-capitalization ratio on this basis is 42% (December 31, 2012 – 41%).

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in borrowings on this primarily reflects the assumption of non-recourse asset specific borrowings on newly acquired or consolidated assets and businesses. These changes had little impact on our proportionate consolidation as the borrowings were already reflected in that basis of presentation or our share of the borrowings is substantially reduced, after considering the amounts attributable to our partners.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Corporate capitalization was relatively unchanged during the quarter.

Common and preferred equity totals $20 billion and represents 77% of our corporate capitalization. The average term to maturity of our corporate debt is eight years.

34    BROOKFIELD ASSET MANAGEMENT

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 49% debt-to-capitalization ratio at March 31, 2013 (December 31, 2012 – 48%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in October 2015. Our financial statements include an accrual of $1,162 million (December 31, 2012 – $1,130 million) in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $238 million (December 31, 2012 – $257 million) in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Corporate Borrowings

	Average Term		Maturity
AS AT DECEMBER 31, 2011 (MILLIONS)	2013	2012	2013	2014	2015	2016 & After	Total
Commercial paper and bank borrowings	4	4	$–	$–	$–	$769	$769
Term debt	9	9	75	26	–	2,821	2,922

	8	8	$75	$26	$–	$3,590	$3,691

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to, or backed by, $2.2 billion of committed revolving term credit facilities of which $1.9 billion have a five-year term and the remaining $300 million have a four-year term. As at March 31, 2013, approximately $211 million (December 31, 2012 – $253 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2013 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (December 31, 2012 – eight years). The average interest rate on our corporate borrowings was 4.4% at March 31, 2013 (December 31, 2012 – 4.7%). During the quarter we issued C$350 million of 6 year and 10 year rates, with the proceeds used to redeem C$150 million of 8.95% notes due 2014.

Non-controlling Interests

Interests of co-investors in net assets are comprised of three components: participating equity interests, participating interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

Non-controlling interests increased by $1.5 billion, primarily as a result of a $906 million special distribution to our shareholders of a 7.5% interest in Brookfield Property Partners, as shown in the table below:

Q1 2013 INTERIM REPORT  35

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012	Change
Participating equity interests
Properties
Brookfield Office Properties Inc.	$6,713	$6,626	$87
Brookfield Property Partners L.P.	906	–	906
Property funds and other	3,013	2,954	59
Renewable power
Brookfield Renewable Energy Partners L.P.	3,229	3,051	178
Infrastructure
Brookfield Infrastructure Partners L.P.	6,251	6,157	94
Other	101	105	(4)
Private equity, residential and other
Brookfield Incorporações S.A.	714	727	(13)
Brookfield Residential Properties Inc.	408	410	(2)
Other	1,011	1,001	10

	22,346	21,031	1,315
Interest of others in funds	453	425	28

	22,799	21,456	1,343

Non-participating interests
Brookfield Office Properties Inc.	1,345	1,345	–
Brookfield Renewable Energy Partners L.P.	659	500	159
Other	414	411	3

	2,418	2,256	162

	$25,217	$23,712	$1,505

During the quarter we declared the distribution of a 7.5% interest in Brookfield Property Partners, with a corresponding decrease in common equity.

Other changes include the issuance of partnership equity to investors in property funds to finance acquisitions and the sale by us of units in Brookfield Renewable Energy Partners

Common Equity

We repurchased 6.1 million Class A Limited Voting Shares during the first quarter of 2013 for $226 million of which 2.4 million shares ($88 million) back grants of escrowed shares to employees.

The company holds 7.8 million Class A Limited Voting Shares (December 31, 2012 – 5.5 million, 2011 – 3.2 million) for management long-term share ownership programs, which have been deducted from the total amount of shares outstanding.

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Limited Voting Shares during the quarter were as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Outstanding at beginning of year	619.6	619.3
Issued (repurchased)
Repurchases	(4.5)	(2.3)
Management share option plan[1]	0.8	0.9
Dividend reinvestment plan	–	0.1

Outstanding at end of period	615.9	618.0
Unexercised options[1]	39.0	39.5

Total diluted shares at end of period	654.9	657.5

1.	Includes management share option plan and escrowed stock plan

In calculating our book value per share, the cash value of our unexercised options of $995 million (December 31, 2012 – $912 million) is added to the book value of our common equity of $17,317 million (December 31, 2012 – $18,160 million) prior to dividing by the total diluted shares presented above.

36    BROOKFIELD ASSET MANAGEMENT

As of May 9, 2013, the Corporation had outstanding 615,842,074 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Net Income
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Net income	$360	$416
Preferred share dividends	(36)	(29)

	324	387
Capital securities dividends[1]	4	9

Net income available for shareholders	$328	$396

Weighted average shares	618.8	619.2
Dilutive effect of the conversion of options using treasury stock method[2]	13.3	10.5
Dilutive effect of the conversion of capital securities[1,3]	9.9	25.5

Shares and share equivalents	642.0	655.2

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 and 11 shares were redeemed on April 5, 2012 and October 1, 2012, respectively

2.	Includes Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period-end

LIQUIDITY

Overview

Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at March 31, 2013 core liquidity at the corporate level was $2.2 billion, consisting of $1.0 billion in net cash and financial assets and $1.2 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of Brookfield Office Properties Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure Partners L.P., and was $4.0 billion at the end of the first quarter, $133 million lower than at the end of 2012. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities.

The following table presents core liquidity on a corporate and consolidated basis:

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2013	2012	2013	2012	2013	2012
Cash and financial assets, net	$1,023	$1,133	$873	$497	$1,896	$1,630
Undrawn committed credit facilities	1,153	1,154	966	1,364	2,119	2,518

	$2,176	$2,287	$1,839	$1,861	$4,015	$4,148

Q1 2013 INTERIM REPORT  37

Cash and Financial Assets

We maintain a portfolio of financial assets funded with surplus activity with the objective of generating favourable investment returns.

	Carrying Values		Revenues, Gains and Direct Costs
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012	2013	2012
Financial assets
Government bonds	$162	$137
Corporate bonds	138	169
Other fixed income	43	19
High-yield bonds	248	192
Preferred shares	30	297
Common shares	523	690
Loans receivable/deposits	33	40

Total financial assets	1,177	1,544	$106	$114
Cash and cash equivalents	267	175	–	–
Deposits and other liabilities	(421)	(586)	(14)	(22)

Common equity by segment/FFO	$1,023	$1,133	$92	$92

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match insurance liabilities.

Funds from operations includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $815 million pursuant to which we have purchased protection against the reference debt instrument and $15 million of notional value where we have sold protection.

We recorded gains on investment positions totalling approximately $62 million during the quarter, compared to gains of $51 million in the prior year. In addition, we incurred a $12 million prepayment penalty during the quarter on the early redemption of high coupon debt.

Financing Activities and Liquidity

We issued or raised $9.7 billion of capital during the first four months of 2013 through consolidated and equity accounted investments to finance growth activities, extend our maturity profile and supplement our liquidity as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$1,340	2.40%	5 years
Asset specific	6,225	4.55%	9 years
Equity/asset sales	830	n/a	n/a
Preferred share issuances	350	5.00%	n/a
Common shares	215	n/a	n/a
Private funds	730	n/a	10 years

	$9,690

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $5.2 billion of the asset specific financings and the $0.4 billion of preferred shares issued have fixed-rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continue to reduce the attractiveness of prefinancing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves.

We have also locked in the reference rates for approximately $3.1 billion of anticipated future financings in the United States and Canada over the next three years.

38    BROOKFIELD ASSET MANAGEMENT

Cash Flow Summary

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Operating activities	$122	$162
Financing activities	857	508
Investing activities	(916)	(422)

Increase in cash and cash equivalents	$63	$248

The following narrative discusses the cash flows reflected in our consolidated financial statements, and therefore excludes activities within equity accounted investments.

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, prior to non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes and also includes changes in non-cash working capital.

In addition, cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, represented an outlay of $237 million during the first quarter of 2013 (2012 – outlay of $406 million). While we consider this to be an investment activity, it is included in operating activities because the associated assets are classified as inventory under IFRS.

Financing Activities

Financing activities generated $0.9 billion of liquidity. We raised $6.4 billion during the quarter, $5.9 billion of secured and unsecured borrowings and $0.5 billion of capital from non-controlling interests. The proceeds were used primarily to refinance existing borrowings and fund expansion activities, mostly in our renewable power and property operations. We also sold 8.1 million units of BREP, generating proceeds of $233 million.

Our 50% owned Office Property subsidiary redeemed $201 million of capital securities, eliminating the holder’s equity conversion option and we bought back $240 million of our Class A limited voting shares, $167 million of which are held for long-term compensation programs.

Financing activities in the prior year generated cash of $0.5 billion, and included the issuance of $2.7 billion of borrowings and non-controlling interests, as well as $294 million of preferred shares. Approximately $2.0 billion of the proceeds were used to repay property specific mortgages and subsidiary debt. We distributed $0.3 billion to non-controlling interests and shareholders.

Investing Activities

Investment activities resulted in the deployment of $1.9 billion of consolidated cash resources during the quarter in acquisitions and capital projects compared to $1.1 billion in 2012. We acquired three renewable power assets for $235 million, increasing our capacity by over 560 MW and our opportunistic property funds acquired seven commercial properties for consideration of $0.5 billion. We also continued to invest in expansion initiatives in our infrastructure and private equity operations. Dispositions generated proceeds of $1.0 billion in 2013 (2012 – $0.7 billion).

In 2012, we invested an additional $199 million in Rouse Properties, following its spin-off from General Growth Properties, and our infrastructure operations invested a further $192 million in development operations, including our Australian Rail expansion.

Q1 2013 INTERIM REPORT  39

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2012 financial statements contain a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2012 consolidated financial statements.

Adoption of Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.     Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized.

40    BROOKFIELD ASSET MANAGEMENT

iii.     Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities.

IFRS 13 also requires specific disclosures related to fair values used within the consolidated financial statements, some of which replace existing disclosure requirements included within IFRS 7, Financial Instruments: Disclosures. The company adopted the disclosure requirements under IAS 34, Interim Financial Reporting in note 5.

iv.     Presentation of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10, 11 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the three months ended March 31, 2012:

	As at December 31, 2012			As at January 1, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common Equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

	For the three months ended March 31, 2012
	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Revenues	$4,020	$19	$4,039
Net income	720	2	722
Net income to shareholders	416	–	416

Consolidated Statement of Comprehensive Income:
Other comprehensive income	$661	$(6)	$655
Other comprehensive income to shareholders	409	(4)	405
Comprehensive income	1,381	(4)	1,377
Comprehensive income to shareholders	825	(4)	821

Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Q1 2013 INTERIM REPORT  41

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board as required by section 5:25d, paragraph 2, under c of the Dutch Act of Financial Supervision confirm that to the best of their knowledge:

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

The management report included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act of Financial Supervision regarding the Corporation and the undertakings included in the consolidation taken as whole.

42    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

The tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG Office Trust, Inc. (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), to be made in connection with the transaction described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of Preferred Stock. This communication is for informational purposes only. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. In addition, Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a company that has been established in connection with the transaction, may file a registration statement with the SEC relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer. Holders of Preferred Stock should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. These materials will be sent free of charge to all holders of Preferred Stock. In addition, all of those materials (and all other materials filed or furnished by MPG, BPO, Purchaser or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Q1 2013 INTERIM REPORT  43

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Mar. 31, 2013	Dec. 31, 2012[1]

Assets
Cash and cash equivalents		$2,926	$2,850
Other financial assets	5, 6	3,280	3,111
Accounts receivable and other	6	6,993	6,952
Inventory	6	6,839	6,581
Investments		11,642	11,618
Investment properties		33,478	33,161
Property, plant and equipment	7	32,075	31,148
Sustainable resources		3,464	3,516
Intangible assets		5,689	5,770
Goodwill		2,478	2,490
Deferred income tax assets		1,686	1,665

Total Assets		$110,550	$108,862

Liabilities and Equity
Accounts payable and other	6	$10,692	$11,652
Corporate borrowings		3,691	3,526
Non-recourse borrowings
Property-specific mortgages	6	35,049	33,720
Subsidiary borrowings	6	8,146	7,585

Deferred income tax liabilities		6,570	6,425

Capital securities		967	1,191
Interests of others in consolidated funds		453	425
Equity
Preferred equity		2,901	2,901
Non-controlling interests		24,764	23,287
Common equity	8	17,317	18,150

Total equity		44,982	44,338

Total Liabilities and Equity		$110,550	$108,862

1.	See Adoption of Accounting Standards, Financial Statement note 2(b)

44    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2013	2012[1]
Revenues		$4,951	$4,039
Direct costs		(3,420)	(2,864)

Equity accounted income		266	388

Expenses
Interest		(655)	(655)
Corporate costs		(44)	(42)

Valuation items
Fair value changes	9	61	343
Depreciation and amortization		(365)	(297)

Income taxes		(97)	(190)

Net income		$697	$722

Net income attributable to:
Shareholders		$360	$416
Non-controlling interests		337	306

		$697	$722

Net income per share:
Diluted	8	$0.51	$0.60
Basic	8	$0.52	$0.63

1.	See Adoption of Accounting Standards, Financial Statement note 2(b)

Q1 2013 INTERIM REPORT  45

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012[1]
Net income	$697	$722
Other comprehensive income (loss)
Items that may be reclassified to net income
Valuation items
Financial contracts and power sale agreements	100	175
Available-for-sale securities	(11)	41
Equity accounted investments	(7)	(7)

	82	209
Foreign currency translation	(225)	489
Income taxes	(24)	(35)

	(167)	663

Items that will not be reclassified to net income
Valuation items
Revaluations of property, plant and equipment	(1)	(26)
Actuarial changes on pension plans	(4)	(12)

	(5)	(38)
Income taxes	11	30

	6	(8)

Other comprehensive (loss) income	(161)	655

Comprehensive income	$536	$1,377

Attributable to:
Shareholders
Net income	$360	$416
Other comprehensive (loss) income	(57)	405

Comprehensive income	$303	$821

Non-controlling interests
Net income	$337	$306
Other comprehensive (loss) income	(104)	250

Comprehensive income	$233	$556

1.	See Adoption of Accounting Standards, Financial Statement note 2(b)

46    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012[2]	$2,855	$149	$6,813	$487	$6,890	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338
Changes in period
Net income	–	–	360	–	–	–	–	360	–	337	697
Other comprehensive income	–	–	–	–	(5)	(88)	36	(57)	–	(104)	(161)

Comprehensive income	–	–	360	–	(5)	(88)	36	303	–	233	536
Shareholder distributions
Common equity[3]	–	–	(993)	–	–	–	–	(993)	–	906	(87)
Preferred equity	–	–	(36)	–	–	–	–	(36)	–	–	(36)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(179)	(179)
Other items
Equity issuances, net of redemptions	(23)	–	(195)	–	–	–	–	(218)	–	327	109
Share-based compensation	–	(32)	–	–	–	–	–	(32)	–	6	(26)
Ownership changes	–	–	–	143	–	–	–	143	–	184	327

Total change in period	(23)	(32)	(864)	143	(5)	(88)	36	(833)	–	1,477	644

Balance as at March 31, 2013	$2,832	$117	$5,949	$630	$6,885	$1,317	$(413)	$17,317	$2,901	$24,764	$44,982

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement note 2(b)
3.	Includes $906 million special dividend of Brookfield Property Partners L.P. units to non-controlling interests

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Adoption of accounting standards[2]	–	–	6	–	–	–	(12)	(6)	–	96	90
Changes in period
Net income	–	–	416	–	–	–	–	416	–	306	722
Other comprehensive income	–	–	–	–	17	249	139	405	–	250	655

Comprehensive income	–	–	416	–	17	249	139	821	–	556	1,377
Shareholder distributions
Common equity	–	–	(81)	–	–	–	–	(81)	–	–	(81)
Preferred equity	–	–	(29)	–	–	–	–	(29)	–	–	(29)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(162)	(162)
Other items
Equity issuances, net of redemptions	(5)	–	(96)	–	–	–	–	(101)	303	366	568
Share-based compensation	–	8	–	–	–	–	–	8	–	2	10
Ownership changes	–	–	–	(15)	–	–	–	(15)	–	731	716

Total change in period	(5)	8	210	(15)	17	249	139	603	303	1,493	2,399

Balance as at March 31, 2012	$2,811	$133	$6,198	$460	$6,416	$1,705	$(383)	$17,340	$2,443	$20,105	$39,888

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See Adoption of Accounting Standards, Financial Statement note 2(b)

Q1 2013 INTERIM REPORT  47

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012[1]
Operating activities
Net income	$697	$722
Share of undistributed equity accounted earnings	(169)	(353)
Fair value changes	(61)	(343)
Depreciation and amortization	365	297
Deferred income taxes	63	163

	895	486
Investments in residential development	(237)	(406)
Net change in non-cash working capital balances	(536)	82

	122	162

Financing activities
Corporate borrowings arranged	350	–
Corporate borrowings repaid	(145)	–
Commercial paper and bank borrowings, net	48	32
Property-specific mortgages arranged	4,031	1,161
Property-specific mortgages repaid	(3,520)	(1,450)
Other debt of subsidiaries arranged	1,423	979
Other debt of subsidiaries repaid	(950)	(508)
Capital securities redeemed	(201)	(153)
Capital provided by fund partners	19	50
Capital provided from non-controlling interests	557	467
Capital repaid to non-controlling interests	(230)	–
Preferred equity issuances	–	294
Common shares issued	17	14
Common shares repurchased	(240)	(106)
Distributions to non-controlling interests	(179)	(162)
Distributions to shareholders	(123)	(110)

	857	508

Investing activities
Acquisitions
Investment properties	(735)	(178)
Property, plant and equipment	(488)	(514)
Sustainable resources	(2)	–
Investments	(63)	(126)
Other financial assets	(578)	(273)
Dispositions
Investment properties	354	298
Property, plant and equipment	12	20
Investments	138	1
Other financial assets	419	274
Restricted cash and deposit	(4)	2
Acquisitions of subsidiaries, net of dispositions	31	74

	(916)	(422)

Cash and cash equivalents
Change in cash and cash equivalents	63	248
Foreign exchange revaluation	13	26
Balance, beginning of period	2,850	2,031

Balance, end of period	$2,926	$2,305

1.	See Adoption of Accounting Standards, Financial Statement note 2(b)

48    BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity and residential. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)      Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2012 included in that report, and have been consistently applied in the preparation of these interim financial statements, except as noted in note 2(b) below.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company on May 8, 2013.

b)       Adoption of Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards became effective on January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

Q1 2013 INTERIM REPORT  49

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. The disclosure requirements of IFRS 12 are applicable for interim consolidated financial statements when significant events or transactions occur during the interim period requiring such disclosure. Otherwise, the additional disclosures will be included in the company’s annual consolidated financial statements.

ii.     Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”) for items impacting defined benefit plans including the recognition of: actuarial gains and losses within other comprehensive income; interest on the net benefit liability (or asset) in profit and loss; and unvested past service costs in profit and loss at either the earlier of when an amendment is made or when related restructuring or termination costs are recognized.

iii.     Fair Value Measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the manner in which the company measures its financial and non-financial assets and liabilities.

IFRS 13 also requires specific disclosures related to fair values used within the consolidated financial statements, some of which replace existing disclosure requirements included within IFRS 7, Financial Instruments: Disclosures. The company adopted the disclosure requirements under IAS 34, Interim Financial Reporting in note 5.

iv.     Presentation of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that may be reclassified subsequently to profit or loss and items that will not be reclassified subsequently to profit and loss. Income tax on items of other comprehensive income are required to be allocated on the same basis. The consolidated statements of comprehensive income were amended in this interim report to reflect the changes in presentation.

The following table includes select financial statement line items outlining the impact of the adoption of IFRS 10, 11 and IAS 19 on our previously reported consolidated financial statements as at January 1, 2012 and December 31, 2012 and for the three months ended March 31, 2012:

	As at December 31, 2012			As at January 1, 2012
	Previously Reported	Adjustment	Restated	Previously Reported	Adjustment	Restated
Consolidated Balance Sheets:
Sustainable resources	$3,283	$233	$3,516	$3,155	$226	$3,381
Investments	11,689	(71)	11,618	9,401	(69)	9,332
Total Assets	108,644	218	108,862	91,022	214	91,236

Property specific mortgages	$33,648	$72	$33,720	$28,415	$72	$28,487
Equity
Non-controlling interests	23,190	97	23,287	18,516	96	18,612
Common Equity	18,160	(10)	18,150	16,743	(6)	16,737
Total Liabilities and Equity	108,644	218	108,862	91,022	214	91,236

50    BROOKFIELD ASSET MANAGEMENT

	For the three months ended March 31, 2012
	Previously Reported	Adjustment	Restated
Consolidated Statement of Operations:
Revenues	$4,020	$19	$4,039
Net income	720	2	722
Net income to shareholders	416	–	416

Consolidated Statement of Comprehensive Income:
Other comprehensive income	$661	$(6)	$655
Other comprehensive income to shareholders	409	(4)	405
Comprehensive income	1,381	(4)	1,377
Comprehensive income to shareholders	825	(4)	821

c)       Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

3.     SEGMENTED INFORMATION

a)      Operating Segments

For management purposes, the business is organized into five operating segments in which the company makes operating and capital allocation decisions and assesses performance.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, and opportunistic and other properties located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations will be held through Brookfield Property Partners L.P., in which we will own a 92.5% interest following the distribution of a 7.5% interest to our shareholders in April 2013.

iii.

Renewable power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 65% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private equity and residential operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American home building industry. Direct investments include interests in Norbord Inc., a panelboard manufacturer, and two publicly listed residential businesses; which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc. and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

Q1 2013 INTERIM REPORT  51

All other company level activities that are not allocated to these five operating segments are included within Corporate/ Unallocated operations, such as the company’s cash and financial assets, non-recourse corporate borrowings and preferred shares and net working capital.

b)      Basis of Measurement

i.     Funds from Operations

The company considers Funds from Operations (“FFO”) to be a key measure of its financial performance and defines FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. FFO includes the company’s proportionate share of FFO from equity accounted investments and excludes transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. FFO includes disposition gains because the purchase and sale of assets is a normal part of the company’s business. Brookfield uses FFO to assess its operating results and the value of its business. The company does not use FFO as a measure of cash generated from its operations.

The company’s definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. When reconciling the company’s definition of FFO to the determination of FFO by REALPAC and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as a normal part of the company’s business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of the company’s net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.     Other Segment Information – Valuation Items

In assessing performance, the company also makes use of financial information pertaining to the revaluation of assets and liabilities such as fair value changes and depreciation and amortization which are included in consolidated net income and valuation items which are included in other comprehensive income, as well as the company’s share of these items that are recorded by equity accounted investments. These amounts are collectively referred to as valuation items.

iii.     Segment Balance Sheet Information

Segment balance sheet information considered by the company includes: segment assets, which are total assets other than investments in associates, less accounts payable and other liabilities and deferred tax liabilities; investments in associates; the aggregate amount of segment borrowings including capital securities; segment non-controlling interests, segment preferred shares and common equity by segment.

iv.     Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The two principal adjustments are to include asset management revenues charged to consolidated entities as revenues within the company’s asset management and other services segment with the corresponding expense recorded as corporate costs within the relevant segment; and interest charged on loans between consolidated entities, which are presented as revenues and interest expense within the relevant segments. These amounts are based on the terms of the asset management contracts and loan agreements amongst the consolidated entities. The company allocates the costs of shared functions, which would otherwise be included within the corporate operation segment such as information technology and internal audit, pursuant to formal policies.

52    BROOKFIELD ASSET MANAGEMENT

c)	Segment Operating Results

	Operating Segments
FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$1,052	$1,119	$412	$651	$1,664	$57	$(4)	i	$4,951
Direct costs	(963)	(572)	(130)	(335)	(1,384)	(14)	(22)	ii	(3,420)
Equity accounted FFO	–	104	6	75	8	4	(197)	iii	–
Disposition gains	–	32	172	106	62	59	(431)	iv	–
Interest expense	–	(278)	(103)	(111)	(73)	(90)	–	v	(655)
Corporate/unallocated costs	–	(45)	(12)	(40)	(9)	(44)	106	vi	(44)
Current income taxes	–	(8)	(3)	(7)	(12)	(4)	34	vii	–
Non-controlling interests in FFO	–	(187)	(94)	(251)	(115)	(10)	657	viii	–

Funds from operations	$89	$165	$248	$88	$141	$(42)

Net income	$105	$332	$(27)	$(2)	$26	$(74)

	Operating Segments
FOR THE THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$916	$802	$363	$482	$1,419	$80	$(23)	i	$4,039
Direct costs	(866)	(301)	(109)	(255)	(1,280)	(27)	(26)	ii	(2,864)
Equity accounted FFO	4	76	4	50	(5)	8	(137)	iii	–
Disposition gains	–	77	214	–	–	51	(342)	iv	–
Interest expense	–	(293)	(110)	(91)	(72)	(98)	9	v	(655)
Corporate/unallocated costs	–	(39)	(9)	(27)	(16)	(42)	91	vi	(42)
Current income taxes	–	(3)	(5)	(1)	(15)	(3)	27	vii	–
Non-controlling interests in FFO	–	(147)	(77)	(112)	(17)	(11)	364	viii	–

Funds from operations	$54	$172	$271	$46	$14	$(42)

Net income	$46	$505	$19	$7	$(24)	$(137)

Q1 2013 INTERIM REPORT  53

i.	Revenues

The adjustment to revenues represents the elimination of management fees earned from consolidated entities totalling $85 million (2012 – $65 million) and interest income on loans between consolidated entities totalling $nil (2012 – $9 million), which were eliminated on consolidation to arriving at the company’s consolidated revenues.

The adjustment to revenues also includes the reclassification to revenue of disposition gains totalling $81 million (2012 – $51 million) that are recorded as disposition gains in the segment results.

ii.	Direct costs

The adjustment to direct costs consists of the reallocation of unallocated segment costs totalling $22 million (2012 – $26 million) that are included in direct costs in the Consolidated Statements of Operations.

iii.	Equity accounted FFO

The company defines equity accounted FFO to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. Equity accounted FFO is combined with the equity accounted fair value changes in the company’s Consolidated Statements of Operations. The following table disaggregates equity accounted income into equity accounted FFO and non-FFO items:

FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate	Consolidated
Funds from operations	$–	$104	$6	$75	$8	$4	$197
Funds from operations – fee revenues	–	–	–	1	–	–	1
Fair value changes and other	–	137	(2)	(66)	–	(1)	68

Equity accounted income	$–	$241	$4	$10	$8	$3	$266

FOR THE THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate	Consolidated
Funds from operations	$4	$76	$4	$50	$(5)	$8	$137
Fair value changes and other	–	303	(3)	(49)	2	(2)	251

Equity accounted income	$4	$379	$1	$1	$(3)	$6	$388

iv.	Disposition gains

Disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to disposition gains consists of amounts that are included in the following components of the company’s financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Net income
Revenues	$81	$51
Equity
Fair value changes recorded in prior period	10	77
Revaluation surplus	172	214
Changes in ownership	168	–

	350	291

	$431	$342

54    BROOKFIELD ASSET MANAGEMENT

v.	Interest expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil (2012 – $9 million) that is eliminated on consolidation, along with the associated revenue.

vi.	Corporate/unallocated costs

The adjustment to corporate/unallocated costs represents the elimination of management fee expenses in respect of services provided between consolidated entities totalling $84 million (2012 – $65 million) that were eliminated on consolidation and $22 million (2012 – $26 million) of costs that are presented as unallocated in a particular segment or business line but which are classified as direct costs in the company’s Consolidated Statements of Operations.

vii.	Current income taxes

Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income taxes on the company’s Consolidated Statements of Operations.

viii.	Non-controlling interests in FFO

The company defines non-controlling interests in FFO to be non-controlling interests less the non-controlling interests’ share of adjustments required to convert net income attributable to shareholders to FFO. The following table disaggregates non-controlling interests into non-controlling interests in FFO and the principal reconciling items.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Non-controlling interests in:
Funds from operations	$(657)	$(364)
Disposition gains	86	43
Fair value changes	(20)	(167)
Equity accounted income – fair value changes and other	27	(18)
Depreciation and amortization	200	156
Income tax	27	44

Net income attributable to non-controlling interests	$(337)	$(306)

ix.	Reconciliation of total entity FFO to net income

The following table reconciles the sum of FFO for each operating segment and corporate/unallocated FFO (“total entity FFO”) to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Total entity FFO	$689	$515

Adjustments
Less: FFO measures
Gains not recorded in net income	(350)	(291)
Equity accounted FFO	(198)	(137)
Current income taxes	34	27
Non-controlling interests in FFO	657	364
Add: financial statement components not included in FFO
Equity accounted income	266	388
Fair value changes	61	343
Depreciation and amortization	(365)	(297)
Income taxes	(97)	(190)

Total adjustments	8	207

Net income	$697	$722

Q1 2013 INTERIM REPORT  55

d)	Other Segment Information – Valuation Items

The following table aggregates significant items relating to the periodic revaluation of assets and liabilities, including the company’s share of such items included in equity accounted income, and the share of these items that is attributable to non-controlling interests. Equity accounted items in the following table include the company’s share of fair value changes and depreciation and amortization that are included in equity accounted income as presented in Note 3(c)(iii).

	Operating Segments
FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate	Consolidated
Recorded in net income
Fair value changes	$28	$240	$(51)	$(107)	$(42)	$(7)	$61
Equity accounted fair value changes and other	–	137	(2)	(66)	–	(1)	68
Depreciation and amortization	(10)	(62)	(133)	(89)	(67)	(4)	(365)

	18	315	(186)	(262)	(109)	(12)	(236)

Recorded in other comprehensive income	–	44	16	12	4	1	77

Total revaluation items	18	359	(170)	(250)	(105)	(11)	(159)
Non-controlling interests in above[1]	–	(130)	50	185	68	3	176

Valuation items	$18	$229	$(120)	$(65)	$(37)	$(8)	$17

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in 3(c)(viii)

	Operating Segments
FOR THE THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate	Consolidated
Recorded in net income
Fair value changes	$–	$389	$31	$(37)	$(61)	$21	$343
Equity accounted fair value changes and other	–	303	(3)	(49)	2	(2)	251
Depreciation and amortization	(8)	(42)	(130)	(50)	(66)	(1)	(297)

	(8)	650	(102)	(136)	(125)	18	297

Recorded in other comprehensive income	–	48	79	2	(11)	53	171

Total valuation items	(8)	698	(23)	(134)	(136)	71	468
Non-controlling interests in above[1]	–	(301)	76	97	92	(5)	(41)

Valuation items	$(8)	$397	$53	$(37)	$(44)	$66	$427

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in 3(c)(viii)

56    BROOKFIELD ASSET MANAGEMENT

e)	Segment Financial Position Information

	Operating Segments
AS AT MAR. 31, 2013 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate	Total Reportable Segments	Note
Segment assets	$1,784	$38,448	$15,572	$14,779	$9,496	$1,567	$81,646	i
Investments	192	8,211	326	2,585	233	95	11,642
Borrowings	(317)	(21,923)	(7,230)	(8,077)	(5,101)	(5,205)	(47,853)	ii
Segment non-controlling interests	–	(12,391)	(3,888)	(6,729)	(2,122)	(87)	(25,217)	iii
Preferred shares	–	–	–	–	–	(2,901)	(2,901)

Common equity by segment	$1,659	$12,345	$4,780	$2,558	$2,506	$(6,531)	$17,317

	Operating Segments
AS AT DEC. 31, 2012 (MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential	Corporate	Total Reportable Segments	Note
Segment assets	$1,855	$37,622	$14,303	$14,710	$9,475	$1,202	$79,167	i
Investments	67	8,143	344	2,535	236	293	11,618
Borrowings	(351)	(21,471)	(6,119)	(8,060)	(5,030)	(4,991)	(46,022)	ii
Segment non-controlling interests	(1)	(11,336)	(3,552)	(6,614)	(2,107)	(102)	(23,712)	iii
Preferred shares	–	–	–	–	–	(2,901)	(2,901)

Common equity by segment	$1,570	$12,958	$4,976	$2,571	$2,574	$(6,499)	$18,150

The following tables reconcile the company’s total reportable segments to the Consolidated Balance Sheets as at March 31, 2013 and December 31, 2012, for those financial statement line items which differ:

i.	Segment assets

The company defines segment assets to be total assets for each segment less investments, deferred income tax liabilities and accounts payable and other attributable to that segment.

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Total assets	$110,550	$108,862
Investments	(11,642)	(11,618)
Accounts payable and other	(10,692)	(11,652)
Deferred income tax liabilities	(6,570)	(6,425)

Segment assets	$81,646	$79,167

Q1 2013 INTERIM REPORT  57

ii.	Borrowings

The company defines borrowings to include the following liabilities attributable to each segment: corporate borrowings, property-specific mortgages, subsidiary borrowings and capital securities.

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Corporate borrowings	$3,691	$3,526
Non-recourse borrowings
Property specific mortgages	35,049	33,720
Subsidiary borrowings	8,146	7,585
Capital securities	967	1,191

Borrowings	$47,853	$46,022

iii.	Segment Non-controlling interests

The company aggregates interests of others in consolidated funds together with non-controlling interests in determining segment financial position information.

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Consolidated balances
Interests of others in consolidated funds	$453	$425
Non-controlling interests in net assets	24,764	23,287

	$25,217	$23,712

f)	Geographic Allocation

Revenues and consolidated assets by geographic segments are as follows:

	2013		2012
AS AT MAR. 31, 2013 AND DEC. 31, 2012 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenue	Assets	Revenue	Assets
United States	$1,744	$46,748	$1,432	$44,381
Canada	873	21,289	718	21,543
Australia	1,024	16,448	905	16,781
Brazil	367	13,027	395	12,941
Europe	476	6,413	352	6,750
Other	467	6,625	237	6,466

	$4,951	$110,550	$4,039	$108,862

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

58    BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in the first quarter of 2013 by operating segment:

(MILLIONS)	Property	Renewable Power	Total
Cash and cash equivalents	$7	$48	$55
Accounts receivable and other	7	78	85
Investments	–	4	4
Investment properties	557	–	557
Property, plant and equipment	–	1,378	1,378

Total Assets	571	1,508	2,079
Less:
Accounts payable and other	(206)	(70)	(276)
Non-recourse borrowings	(176)	(1,075)	(1,251)
Deferred income tax liabilities	–	(65)	(65)
Non-controlling interests[1]	(133)	(142)	(275)

Equity	$56	$156	$212

Consideration[2]	$128	$230	$358

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

In February 2013, a subsidiary of Brookfield acquired the remaining 50% interest it did not already own of Powell River Energy Inc. (“Powell River”) for $32 million and the assumption of the seller’s share of Powell River’s non-recourse debt, and commenced consolidating the investment.

In March 2013, a subsidiary of Brookfield acquired a 100% equity interest in a portfolio of hydroelectric generation facilities in the northeastern United States for total consideration of $57 million.

In August 2012, a subsidiary of Brookfield acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”). In March 2013, the company increased its ownership Western Wind to 93% for $143 million, increasing its total consideration to $168 million.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. The fair value of certain interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Q1 2013 INTERIM REPORT  59

The following table provides the carrying values and fair values of financial instruments as at March 31, 2013 and December 31, 2012:

	Mar. 31, 2013		Dec. 31, 2012
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$2,926	$2,926	$2,850	$2,850
Other financial assets
Government bonds	199	199	178	178
Corporate bonds	226	226	238	238
Fixed income securities	220	220	145	145
Common shares	2,087	2,087	2,034	2,034
Loans and notes receivable	548	548	516	516

	3,280	3,280	3,111	3,111
Accounts receivable and other	5,276	5,276	5,225	5,225

	$11,482	$11,482	$11,186	$11,186

Financial liabilities
Corporate borrowings	$3,691	$3,989	$3,526	$3,793
Property-specific mortgages	35,049	36,369	33,720	35,053
Subsidiary borrowings	8,146	8,215	7,585	7,781
Accounts payable and other	10,692	10,692	11,652	11,652
Capital securities	967	1,018	1,191	1,232
Interests of others in consolidated funds	453	453	425	425

	$58,998	$60,736	$58,099	$59,936

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3 –

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interests share of net assets of limited life funds.

Assets and liabilities measured at fair value on a recurring basis include $2,256 million (2012 – $2,334 million) of financial assets and $686 million (2012 – $680 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

60    BROOKFIELD ASSET MANAGEMENT

	Mar. 31, 2013			Dec. 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$72	$127	$–	$52	$126	$–
Corporate bonds	45	181	–	59	179	–
Fixed income securities	173	–	47	88	–	57
Common shares	494	–	1,593	423	–	1,611
Loans and notes receivables	–	24	11	–	25	10
Accounts receivable and other	4	187	605	–	112	656

	$788	$519	$2,256	$622	$442	$2,334

Financial liabilities
Accounts payable and other	$206	$857	$309	$262	$697	$328
Interests of others in consolidated funds	–	76	377	–	73	352

	$206	$933	$686	$262	$770	$680

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at March 31, 2013:

(MILLIONS)	Financial Assets	Financial Liabilities
Balance at beginning of period	$2,334	$680
Fair value changes in net income	(30)	6
Fair value changes in other comprehensive income[1]	(44)	–
Additions, net of disposals	(4)	–

Balance at end of period	$2,256	$686

1.	Includes foreign currency translation

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$452	$380
Non-current portion	2,828	2,731

	$3,280	$3,111

b)	Accounts Receivable and Other

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$5,225	$4,996
Non-current portion	1,768	1,956

	$6,993	$6,952

Q1 2013 INTERIM REPORT  61

c)	Inventory

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$2,989	$2,708
Non-current portion	3,850	3,873

	$6,839	$6,581

d) Accounts Payable and Other

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$5,900	$6,212
Non-current portion	4,792	5,440

	$10,692	$11,652

e) Property-Specific Mortgages

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$3,557	$4,419
Non-current portion	31,492	29,301

	$35,049	$33,720

f) Subsidiary Borrowings

AS AT MAR. 31, 2013 AND DEC. 31, 2012 (MILLIONS)	2013	2012
Current portion	$934	$1,039
Non-current portion	7,212	6,546

	$8,146	$7,585

7. PROPERTY, PLANT AND EQUIPMENT
(MILLIONS)	Mar. 31, 2013	Dec. 31, 2012
Renewable power	$17,657	$16,532
Infrastructure
Utilities	3,158	3,310
Transport and energy	3,988	4,014
Sustainable resources	1,454	1,412
Property	3,039	2,968
Private equity and other	2,779	2,912

	$32,075	$31,148

8. COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Mar. 31, 2013	Dec. 31, 2012
Common shares	$2,832	$2,855
Contributed surplus	117	149
Retained earnings	5,949	6,813
Ownership changes	630	487
Accumulated other comprehensive income	7,789	7,846

Common equity	$17,317	$18,150

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Limited Voting Common Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Limited Voting Common Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and

62    BROOKFIELD ASSET MANAGEMENT

Class B Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of Limited Voting shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of Limited Voting shares are diluted.

The holders of Class A Limited Voting Shares received dividends of $0.14 per share (2012 – $0.13 per share) and holders of Class B shares received dividends of $0.14 per share (2012 – $0.13 per share) during the first quarter.

On March 15, 2013, the Board of Directors declared a special dividend of limited partnership units of a newly created subsidiary, Brookfield Property Partners L.P., to the holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares. As a result, a special dividend of $906 million has been recorded as a reduction in common equity and an increase in non-controlling interests as of March 31, 2013.

The number of shares issued and outstanding and unexercised options at March 31, 2013 and December 31, 2012 are as follows:

	Mar. 31, 2013	Dec. 31, 2012
Class A Limited Voting Shares	615,808,324	619,514,229
Class B Limited Voting Shares	85,120	85,120

Shares outstanding[1]	615,893,444	619,599,349
Unexercised options[2]	39,005,799	38,402,078

Total diluted Limited Voting shares	654,899,243	658,001,427

1.	Net of 7,800,000 (December 31, 2012 – 5,450,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of Limited Voting shares. Limited Voting shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2013	2012
Outstanding at beginning of period	619,599,349	619,288,769
Shares issued (repurchased)
Dividend reinvestment plan	47,346	63,377
Management share option plan[1]	759,038	868,727
Repurchases	(4,556,915)	(2,250,000)
Issuances	44,626	–

Outstanding at end of period[2]	615,893,444	617,970,873

1.	Includes management share option plan and restricted stock plan
2.	Net of 7,800,000 (December 31, 2012 – 5,450,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Net income attributable to shareholders	$360	$416
Preferred share dividends	(36)	(29)

Net income available to shareholders – basic	324	387
Capital securities dividends[1]	4	9

Net income available for shareholders – diluted	$328	$396

Weighted average – common shares	618.8	619.2
Dilutive effect of the conversion of options using treasury stock method	13.3	10.5
Dilutive effect of the conversion of capital securities[1,2]	9.9	25.5

Common shares and common share equivalents	642.0	655.2

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 and 11 shares were redeemed by the company during 2012

2.	The number of shares is based on 95% of the quoted market price at year-end

Q1 2013 INTERIM REPORT  63

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2013, the company granted 3.6 million stock options at a weighted average exercise price of $37.82 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.2% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 1.3% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A Limited Voting Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. During the three months ended March 31, 2013, 2,350,000 million Brookfield Class A Limited Voting Shares were purchased by a private company pursuant to the Escrowed Stock Plan. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

9.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2012
Investment property	$203	$416
Canary Wharf Group	46	5
Power contracts	(50)	56
Interest rate contracts	(87)	(10)
Private equity	(42)	(61)
Other	(9)	(63)

	$61	$343

64    BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext — Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2012 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Limited Voting Shares.

Registered shareholders of our Class A Limited Voting Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Limited Voting Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Q1 2013 INTERIM REPORT  65

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares[1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares[1]
Series 2, 4, 12, 13, 17, 18
21, 22, 24, 26, 28, 30, 32, 34 and 36	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

66    BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Level 1, Al Manara Building
Brookfield Place	Level 22	Lippo Centre, Tower One	Sheikh Zayed Road
250 Vesey Street, 15th Floor	135 King Street	13/F, 1306	Dubai, UAE
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	T 971.4.3158.500
10281-1023	T 61.2.9322.2000	T 852.2143.3003	F 971.4.3158.600
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55 (21) 3527.7799	F 91 (22) 6600.0401
Dubai – UAE

www.brookfield.com            NYSE: BAM      TSX: BAM.A    EURONEXT: BAMA